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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                         PURSUANT TO SECTION 14 (d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                                 HANDY & HARMAN

                           (NAME OF SUBJECT COMPANY)

                                 HANDY & HARMAN

                      (NAME OF PERSON(S) FILING STATEMENT)

                            ------------------------

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE

                         (TITLE OF CLASS OF SECURITIES)

                                   410306104

                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                              PAUL E. DIXON, ESQ.
                         SENIOR VICE PRESIDENT, GENERAL
                             COUNSEL AND SECRETARY
                                 HANDY & HARMAN
                                250 PARK AVENUE
                            NEW YORK, NEW YORK 10177
                                 (212) 661-2400
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS
                  ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                 With copy to:

                             MILTON G. STROM, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                         NEW YORK, NEW YORK 10022-3897

                                 (212) 735-3000

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ITEM 1. SECURITY AND SUBJECT COMPANY

     The name of the subject company is Handy & Harman, a New York corporation (the 'Company'), and the address of the principal executive offices of the Company is 250 Park Avenue, New York, New York 10177. The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $1.00 per share (the 'Shares'), of the Company (including the associated common stock purchase rights (the 'Rights') issued pursuant to the Rights Agreement, dated as of January 26, 1989, as amended on April 25, 1996, October 22, 1996 and March 1, 1998 (the 'Rights Agreement'), between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent).

ITEM 2. TENDER OFFER OF THE PURCHASER

     This Schedule 14D-9 relates to the tender offer by HN Acquisition Corp., a New York corporation (the 'Purchaser') and wholly owned subsidiary of WHX Corporation, a Delaware corporation ('WHX'), disclosed in a Tender Offer Statement on Schedule 14D-1, dated March 6, 1998 (the 'Schedule 14D-1'), to purchase all of the issued and outstanding Shares at $35.25 per Share net to the seller in cash (the 'Offer Price'), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 6, 1998 (the 'Offer to Purchase'), and the related Letter of Transmittal (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the 'Offer').

     As set forth in the Schedule 14D-1, the principal executive offices of the Purchaser and WHX are located at 110 East 59th Street, New York, New York 10022.

ITEM 3. IDENTITY AND BACKGROUND

     (a) The name and address of the Company, which is the person filing this
Schedule 14D-9, are set forth in Item 1 above.

     (b) Except as set forth in this Item 3(b), to the knowledge of the Company, there are no material contracts, agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or
(ii) WHX or the Purchaser or their respective executive officers, directors or affiliates.

ARRANGEMENTS WITH WHX, THE PURCHASER OR THEIR AFFILIATES

  Confidentiality Agreement

     The following is a summary of certain material provisions of the Confidentiality Agreement, dated as of February 28, 1998, between the Company and WHX (the 'Confidentiality Agreement'). This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, a copy of which is filed as Exhibit 1 hereto and incorporated herein by reference.

     The Confidentiality Agreement contains customary provisions pursuant to which, among other things, WHX has agreed to keep confidential all non-public, confidential or proprietary information relating to the Company furnished to it by the Company, subject to certain customary exceptions (the 'Confidential Information'), and to use the Confidential Information solely for the purpose of evaluating a possible transaction involving the Company and WHX. WHX also agreed that, for a period of one year from the date of the Confidentiality Agreement, WHX will not, and will direct its affiliates and representatives not to, solicit for employment or hire any person who is now employed by the Company or any of its subsidiaries whom WHX initially meets as a result of its investigation of the Company.

  The Merger Agreement

     The following is a summary of certain material provisions of the Agreement and Plan of Merger, dated as of March 1, 1998, by and among WHX, the Purchaser and the Company (the 'Merger Agreement'). This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is filed as Exhibit 2 hereto and incorporated herein by reference. Capitalized terms used and not otherwise defined below have the meanings set forth in the Merger Agreement.

     The Offer. The Merger Agreement provides for commencement of the Offer as promptly as practicable, but no later than the fifth business day from the public announcement of the execution of the Merger Agreement. The Purchaser will, on the terms and subject to the prior satisfaction or waiver (except that the Minimum Condition, as defined below, may not be waived) of the conditions of the Offer, accept for payment and pay for Shares tendered as soon as it is legally permitted to do so under applicable law. The Merger Agreement also provides that the Purchaser cannot amend or waive the Minimum Condition, decrease the Offer Price or the number of Shares sought, or amend any other condition of the Offer in any manner adverse to the holders of Shares without the prior written consent of the Company; provided, however, that (i) subject to applicable legal requirements, WHX may cause the Purchaser to waive any condition to the Offer (other than the Minimum Condition), in WHX's reasonable judgment, and (ii) the Offer may be extended in connection with an increase in the consideration to be paid pursuant to the Offer so as to comply with applicable rules and regulations of the Securities and Exchange Commission (the 'SEC'). Notwithstanding the foregoing, the Purchaser has agreed to extend the Offer at any time up to May 1, 1998 for one or more periods of not more than ten business days, if, at the initial expiration date of the Offer or any extension thereof, any condition to the Offer is not satisfied or waived. The Purchaser may also, in its sole discretion, extend the expiration date of the Offer for up to ten additional business days after the initial expiration date of the Offer. In addition, the Offer Price may be increased and the Offer may be extended to the extent required by law in connection with such increase, in each case without the consent of the Company.

     Conditions to the Offer. The obligations of the Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer is subject to the condition that there will be validly tendered and not withdrawn a number of Shares which, together with any Shares owned by WHX or the Purchaser, represent at least a majority of the Shares outstanding on a fully diluted basis (the 'Minimum Condition'). In addition, the Purchaser is not required to accept for payment or, subject to applicable legal requirements, pay for any tendered Shares, and may delay acceptance for payment of, or, subject to applicable legal requirements, delay payment for, any tendered Shares, and may terminate the Offer, if (a) the Rights under the Rights Agreement shall have become exercisable, or (b) at any time on or after March 1, 1998 and before Shares are accepted for payment pursuant to the Offer, any of the following occur: (i) there shall have been any statute, rule, regulation, judgment, order or injunction promulgated, entered, enforced, enacted, issued or applicable to the Offer or the Merger (as defined below) by any federal or state governmental regulatory or administrative agency, authority, court or legislative body or commission which (A) prohibits, or imposes any material limitations on, WHX's or the Purchaser's ownership or operation of all or a material portion of the Company's businesses or assets or the Shares, (B) prohibits, or makes illegal, the acceptance for payment, payment for or purchase of Shares or the consummation of the Offer or the Merger, or (C) restricts the Purchaser's ability, or renders the Purchaser unable, to accept for payment, pay for or purchase some or all of the Shares; provided, that WHX will have used all reasonable efforts to cause any such judgment, order or injunction to be vacated or lifted; (ii) the representations and warranties of the Company set forth in the Merger Agreement shall not be true and accurate as of the date of consummation of the Offer as though made on or as of such date or the Company shall have breached or failed to perform or comply with any material obligation, agreement or covenant required by the Merger Agreement to be performed or complied with by it except, in each case (A) for changes specifically permitted by the Merger Agreement and (B) (x) those representations and warranties that address matters only as of a particular date which need only be true and accurate as of such date or (y) where the failure of such representations and warranties to be true and accurate, or the performance or compliance with such obligations, agreements or covenants, do not, individually or in the aggregate, have a material adverse effect on the Company and its subsidiaries, taken as a whole; (iii) the Merger Agreement shall have been terminated in accordance with its terms; (iv) (A) it shall have been publicly disclosed that any person, entity or 'group' (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the 'Exchange Act')), shall have acquired beneficial ownership (as determined pursuant to Rule 13d-3 promulgated under the Exchange
Act) of more than 20% of any class or series of capital stock of the Company (including the Shares), through the acquisition of stock, the formation of a group or otherwise, other than any person or group existing on the date of the Merger Agreement which beneficially owns more than 20% of any class or series of capital stock of the Company, or (B) the Company shall have entered into a definitive agreement or agreement in principle with any person with respect to an Acquisition Proposal (as defined below) or similar business combination with the Company; (v) the Board of Directors of the Company (the 'Board' or 'Board of Directors') shall have withdrawn, or modified or changed in a manner adverse to WHX or the

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Purchaser, its recommendation of the Offer, the Merger Agreement or the Merger,
shall have recommended another proposal or offer, or shall have resolved to do any of the foregoing; or (vi) there shall occurred (A) a decline of at least 25% in either the Dow Jones Average of Industrial Stocks or the Standard & Poor's

500 Index from the date of the Merger Agreement, or (B) the declaration and continuation of a banking moratorium or any limitation or suspension of payments in respect of the extension of credit by banks or other lending institutions in the United States; which in the reasonable judgment of WHX or the Purchaser, in any such case, and regardless of the circumstances giving rise to such condition, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment or payments.

     The Merger. The Merger Agreement provides that, subject to the terms and conditions thereof, the Purchaser will be merged with and into the Company (the 'Merger'), with the Company continuing to be governed by New York law as the Surviving Corporation and a wholly owned subsidiary of WHX, and each issued and outstanding Share (other than Shares owned by WHX, the Purchaser or any other wholly owned subsidiary of WHX, Shares held by the Company as treasury stock, or Shares held by shareholders who properly exercise their appraisal rights under the New York Business Corporation Law (the 'NYBCL')) will be converted into the right to receive the Offer Price, without interest. The Merger Agreement also provides that (i) the directors and officers of the Purchaser at the effective time of the Merger (the 'Effective Time') will be the initial directors and officers, respectively, of the Surviving Corporation, until their successors have been duly elected, appointed or qualified in accordance with the Surviving Corporation's Certificate of Incorporation and By-laws, and (ii) the Certificate of Incorporation and By-laws of the Purchaser will be the Certificate of Incorporation and By-laws, respectively, of the Surviving Corporation.

     Treatment of Options. The Merger Agreement provides that as of the Effective Time, the Company's employee and non-employee director stock options outstanding (the 'Options') will become fully exercisable and vested and the Options will be cancelled. Unless otherwise agreed upon, (i) the holders of such cancelled Options will receive the excess, if any, of the Offer Price over the exercise price of such Options, and (ii) all stock option plans of the Company will terminate, the provisions of any other plan, program or arrangement providing for the issuance or grant of any other interest in respect to the capital stock of the Company or its subsidiaries will be terminated and no holder of Options or participant in such option plan or other plan, program or arrangement will have any right to acquire any equity securities of the Company or the Surviving Corporation. See 'Arrangements with Executive Officers, Directors or Affiliates of the Company.'

     Directors. The Merger Agreement provides that, promptly upon WHX's purchase of and payment for Shares which represent at least a majority of the outstanding Shares (on a fully diluted basis), WHX will be entitled to designate such number of directors, rounded up to the next whole number, on the Board as shall give WHX, subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, representation on the Board equal to the product of the total number of directors on the Board (giving effect to the directors designated by WHX) multiplied by the percentage that the aggregate number of Shares beneficially owned by WHX, the Purchaser and any of their affiliates bears to the total number of Shares then outstanding (such number being the 'Board Percentage'); provided, however, that if the number of Shares purchased by WHX or any of its subsidiaries equals or exceeds 50.01% of the outstanding Shares, the Board Percentage will constitute at least a majority of the members of the Board. The Company will, upon request of the Purchaser, use its best efforts to cause WHX's designees to satisfy the Board Percentage, including without limitation increasing the size of the Board (which, pursuant to the Company's Restated Certificate of Incorporation, as amended, has a maximum number of twelve directors) and securing the resignations of incumbent directors. Notwithstanding the foregoing, until the Effective Time, the Company will retain on the Board at least two directors who were directors of the Company on the date of the Merger Agreement; provided, that subsequent to the purchase of and payment for Shares pursuant to the Offer, WHX will always have its designees represent at least a majority of the entire Board.

     The Merger Agreement also provides that from and after the time, if any, that WHX's designees constitute a majority of the Board, any amendment of the Merger Agreement, termination of the Merger Agreement by the Company, extension of time for performance of any of the obligations of WHX or the Purchaser or waiver of any condition or any of the Company's rights thereunder may be effected only by the action of a majority of the directors of the Company then in office who were directors on the date of the Merger Agreement, which action

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shall be deemed to constitute the action of the full Board; provided, that if there are no such directors, such actions may be effected by majority vote of the entire Board.

     Shareholders' Meeting. Pursuant to the Merger Agreement, the Company will, if required by applicable law in order to consummate the Merger, duly call, give notice of, convene and hold a special meeting of its shareholders (the 'Special Meeting') as soon as practicable following the acceptance for payment and purchase of Shares by the Purchaser pursuant to the Offer for the purpose of considering and taking action upon the approval of the Merger and adoption of the Merger Agreement.

     The Merger Agreement also provides that the Company will, if required by applicable law in order to consummate the Merger, (i) prepare and file with the SEC a preliminary proxy or information statement relating to the Merger and the Merger Agreement and will use its best efforts (A) to obtain and furnish the information required by the SEC to be included in the Proxy Statement (as defined below) and, after consultation with WHX, to respond promptly to any comments made by the SEC with respect to the preliminary proxy or information statement and cause a definitive proxy or information statement (the 'Proxy Statement') to be mailed to its shareholders and (B) to obtain the necessary approvals of the Merger and the Merger Agreement by its shareholders and (ii) subject to the fiduciary obligations of the Board under applicable law as advised by independent counsel, include in the Proxy Statement the recommendation of the Board that shareholders of the Company vote in favor of the approval of the Merger and adoption of the Merger Agreement. WHX agrees that it will vote, or cause to be voted, all of the Shares owned by it, the Purchaser or any of its subsidiaries and affiliates in favor of the approval of the Merger and adoption of the Merger Agreement. In the event that WHX, the Purchaser or any other subsidiary of WHX acquires, together with the Shares owned by them collectively, at least 90% of the outstanding Shares pursuant to the Offer or otherwise, the parties will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of the Company's shareholders (a 'Short-Form Merger').


     Representations and Warranties. The Merger Agreement contains customary representations and warranties of the Company and WHX with respect to, among other things, (i) organization, (ii) authority to execute and deliver the Merger Agreement, (iii) no conflict with any agreement, governmental authorization or charter document, (iv) receipt of antitrust approvals and (v) accuracy of information to be supplied for inclusion in Schedule 14D-1 or Schedule 14D-9. Additional representations of the Company relate to, among other things, (i) capitalization, (ii) accuracy of documents and reports filed with the SEC, including financial statements, (iii) absence of undisclosed liabilities, litigation and material adverse changes, (iv) employee benefit plans/ERISA (including the overfunding of the Company's pension plans), (v) compliance with applicable laws, (vi) taxes, (vii) amount of precious metal inventories, (viii) environmental matters, (ix) voting requirements for the Merger and (x) receipt of fairness opinion. Additional representations of WHX and the Purchaser relate to, among other things, (i) financing, (ii) ownership of Shares, (iii) operations of the Purchaser and (iv) limitation of liability for information supplied.

     Interim Operations. In the Merger Agreement, the Company has agreed that, among other things, between the date of the Merger Agreement and prior to the time the Purchaser's designees have been elected to, and constitute a majority of, the Board, unless WHX otherwise agrees in writing and except as otherwise contemplated by the Merger Agreement, (a) the Company and its subsidiaries will conduct business only in the ordinary and usual course and (b) the Company will not, directly or indirectly, (i) sell, transfer or pledge or agree to sell, transfer or pledge any Shares or capital stock of any of its subsidiaries beneficially owned by it, either directly or indirectly; (ii) amend its Certificate of Incorporation or By-laws or similar organizational documents; or
(iii) split, combine or reclassify the outstanding Shares or any outstanding capital stock of any of its subsidiaries.

     In addition, neither the Company nor any of its subsidiaries will (i) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to its capital stock (other than its regular quarterly cash dividend); (ii) issue, sell, pledge, dispose of or encumber any additional shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class of the Company or its subsidiaries, other than Shares reserved for issuance on the date of the Merger Agreement upon exercise of outstanding Rights pursuant to the Rights Agreement or issuances pursuant to the exercise of Options outstanding on the date of the Merger Agreement;

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(iii) transfer, lease, license, sell, mortgage, pledge, dispose of or encumber any material assets other than in the ordinary and usual course of business and consistent with past practice including, without limitation, the transfer or sale of certain precious metal inventories, provided that any permanent reduction, liquidation or increase of such precious metals inventory is not made without WHX's consent; (iv) incur or modify any material indebtedness or liability other than in the ordinary and usual course of business and consistent with past practice; (v) redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock other than redemption of the outstanding

Rights pursuant to the Rights Agreement; (vi) modify, amend or terminate any of its material agreements or waive, release or assign any material rights or claims, except in the ordinary course of business and consistent with past practice; (vii) permit any material insurance policy naming the Company as a beneficiary or a loss payable payee to be cancelled or terminated without notice to WHX, except in the ordinary course of business and consistent with past practice; (viii) (A) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the material obligations of any other person (other than subsidiaries of the Company), except in the ordinary and usual course of business; (B) make any material loans, advances or capital contributions to, or investments in, any other person (other than to subsidiaries of the Company), other than in the ordinary and usual course of business; or (C) enter into any material commitment or transaction with respect to any of the foregoing (including, but not limited to, any borrowing, capital expenditure or purchase, sale or lease of assets); (ix) change any of the accounting methods used by the Company unless required by GAAP; (x) except as permitted in connection with the termination of the Merger Agreement, adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its subsidiaries; (xi) except as required by law, enter into, adopt, create or amend in any material respect or terminate any benefit plans maintained or contributed to by the Company or any of its subsidiaries; (xii) make or agree to make any capital expenditures other than in accordance with the Company's 1998 capital expenditure program or in the ordinary course of business consistent with past practice; (xiii) increase the compensation of any director, executive officer or other key employee of the Company or pay any benefit or amount not required by a plan, agreement, understanding or arrangement as in effect on the date of the Merger Agreement to any such person; (xiv) cause a material change in investment policy or investment vehicles related to the pension plan assets, other than in the ordinary course of business or consistent with or required by its fiduciary duties; (xv) take, or agree to commit to take, any action that would make any representation or warranty of the Company contained in the Merger Agreement inaccurate in any material respect at, or as of any time prior to, the Effective Time (except for representations made as of a specific date); or (xvi) authorize or enter into an agreement to do any of the foregoing.

     Actions Regarding the Rights. The Company has agreed in the Merger Agreement that it will (a) in accordance with the terms and provisions of the Rights Agreement, take all reasonable actions necessary to cause the postponement of the Distribution Date (as defined in the Rights Agreement) as necessary to prevent the Merger Agreement or the consummation of any of the transactions contemplated thereby, including without limitation, the publication or other announcement of the Offer and the consummation of the Offer and the Merger, from resulting in (i) the distribution of separate Rights certificates,
(ii) the occurrence of a Distribution Date, or (iii) being deemed a Triggering Event (as defined in the Rights Agreement); (b) take all further action reasonably requested in writing by WHX in order to render the Rights inapplicable to the Offer, the Merger and the other transactions contemplated thereby to the extent provided in the Merger Agreement and the amendment to the Rights Agreement; and (c) not amend the Rights Agreement without WHX's prior consent. On March 1, 1998, the Board amended the Rights Agreement to prevent the Purchaser from becoming an Acquiring Person (as defined in the Rights Agreement) and to prevent a Triggering Event (as defined in the Rights Agreement), Stock

Acquisition Date (as defined in the Rights Agreement) or Distribution Date from occurring as a result of the Offer, the Merger or the other transactions contemplated by the Merger Agreement. A copy of the Amendment to the Rights Agreement is filed as Exhibit 3 hereto and is incorporated herein by reference.

     No Solicitation. Pursuant to the Merger Agreement, the Company has agreed that neither it, any of its subsidiaries or affiliates, nor its officers, directors or affiliates, will directly or indirectly solicit, participate in or initiate negotiations or discussions with, or furnish any information to any third party relating to an Acquisition Proposal (as defined below); provided, however, that if, at any time prior to the purchase of Shares by the Purchaser in the Offer, the Board determines in good faith, after receiving formal advice from its financial advisor and outside counsel, that such action is reasonably necessary for the Board to comply with its fiduciary duties to the Company's shareholders under applicable law, the Company may, in response to a bona fide written Acquisition

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Proposal which did not result from a breach of the foregoing and which the Board determines is superior to the Offer and which in the event of an all or part cash transaction is not subject to financing (any such bona fide written Acquisition Proposal being referred to as a 'Superior Proposal'), (i) furnish information or provide access with respect to the Company and each of its subsidiaries to such third party pursuant to a customary confidentiality agreement (as determined by the Company after consultation with its outside counsel) and (ii) participate in discussions and negotiations regarding such Acquisition Proposal. For purposes of the Merger Agreement, 'Acquisition Proposal' means any proposal concerning a merger, consolidation, tender offer, exchange offer, sale of all or substantially all of the Company's assets, sale of shares of capital stock or similar business combination transactions involving the Company or its principal operating or business units.

     In the event that prior to the completion of the Offer, the Board determines in good faith, after the Company has received a Superior Proposal and after consultation with its financial advisor and outside counsel, that it is reasonably necessary to do so in order to comply with its fiduciary duties to the Company's shareholders under applicable law, the Board may withdraw or modify its approval or recommendation of the Offer, the Merger or the Merger Agreement, approve or recommend a Superior Proposal or terminate the Merger Agreement, provided that prior to any such termination, the Company (i) gives WHX at least two business days' notice of the effectiveness of such termination and (ii) simultaneously with the termination of the Merger Agreement, pays the $8 million termination fee to WHX (see '--Effect of Termination; Termination Fee'). The foregoing provisions will not prohibit the Company or the Board from taking and disclosing to the Company's shareholders a position with respect to a tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making such disclosure to the Company's shareholders or otherwise which, in the judgment of the Board with the advice of independent legal counsel, may be required under applicable law or rules of any stock exchange.

     Employee Benefits. The Merger Agreement provides that WHX and the Purchaser will continue, as of the Effective Time, the employment of all persons who, immediately prior to the Effective Time, were employees of the Company or its subsidiaries ('Retained Employees'). WHX and the Purchaser have also agreed that effective as of the Effective Time and for a three-year period following the Effective Time, the Surviving Corporation and its subsidiaries and successors will provide the Retained Employees with employee plans and programs which provide benefits that are no less favorable in the aggregate than those provided to such employees immediately prior to the date of the Merger Agreement. With respect to such benefits, service accrued by such employees with the Company and its subsidiaries prior to the Effective Time will be recognized for all purposes, except to the extent necessary to prevent duplication of benefits. Nothing in the foregoing will be deemed to require the continued employment of any Retained Employee for any particular period of time after the Effective Time. See 'Arrangements with Executive Officers, Directors or Affiliates of the Company.'

     WHX and the Purchaser have agreed to honor, and cause the Surviving Corporation to honor, without modification, all employment and severance agreements and arrangements, as amended through the date of the Merger Agreement, with respect to employees and former employees of the Company. The Merger Agreement provides that if any payments are required to be made under any employment or severance agreement or arrangement with respect to employees and former employees of the Company as a result of the consummation of the transactions contemplated by the Merger Agreement, such payments will be made on the date on which the Shares are accepted for payment pursuant to the Offer. WHX and the Purchaser have also agreed that at or prior to the Effective Time, the Board (or the Compensation Committee thereof) after consultation with the Chief Executive Officer of the Company, may allocate to officers and selected corporate management participants of the Company the 1998 Bonus Pool (as defined below) in a manner consistent with past practice, and, to the extent payments in respect of such allocated amounts have not been made prior to the Effective Time, WHX and the Purchaser have agreed to make payments, or to cause the Surviving Corporation to make payments, in respect of such allocated amounts within five days after the Effective Time. The amount of the '1998 Bonus Pool' will equal the aggregate amount of bonuses paid in respect of the Company's 1997 fiscal year under the Company's Management Incentive Plan for officers and selected corporate management participants multiplied by a fraction, the numerator of which is the number of days which have elapsed during fiscal 1998 and the denominator of which is 365. In the event WHX or the Purchaser or any of their successors or assigns (i) consolidates with or merges into any other person and will not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, proper provision will be made so that the successors and assigns of WHX and the Purchaser assume the obligations set forth above and none of the actions described in clauses (i) or (ii) will be taken until such provision is made.

     Directors' and Officers' Insurance and Indemnification. The Merger Agreement provides that (a) from and after the consummation of the Offer, WHX will, and will cause the Surviving Corporation to, indemnify, defend and hold harmless any person who is, has been, or will become, prior to the Effective

Time, an officer or director (the 'Indemnified Party') of the Company and its subsidiaries against all losses, claims, damages, liabilities, costs and expenses (including attorneys' fees and expenses), judgments, fines, losses, and amounts paid in settlement in connection with any actual or threatened action, suit, claim, proceeding or investigation (each a 'Claim') to the extent that any such Claim is based on, or arises out of, (i) the fact that such person is or was a director, officer, employee or agent of the Company or any subsidiaries or is or was serving at the request of the Company or any of its subsidiaries as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or (ii) the Merger Agreement, or any of the transactions contemplated thereby, in each case to the extent that any such Claim pertains to any matter or fact arising, existing, or occurring prior to or at the Effective Time, regardless of whether such Claim is asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under New York law or the Company's Certificate of Incorporation, By-laws or indemnification agreements in effect as of the date of the Merger Agreement, including provisions relating to advancement of expenses incurred in the defense of any action or suit; provided, that in the event any Indemnified Party becomes involved in any capacity in any Claim, then from and after consummation of the Offer, WHX will, or will cause the Company (or the Surviving Corporation if after the Effective Time) to, periodically advance to such Indemnified Party its legal and other expenses (including the cost of any investigation and preparation incurred in connection therewith), subject to the provision by such Indemnified Party of an undertaking to reimburse the amounts so advanced in the event of a final non-appealable determination by a court of competent jurisdiction that such Indemnified Party is not entitled thereto; (b) WHX and the Company have agreed that all rights to indemnification and all limitations on liability existing in favor of the Indemnified Party as provided in the Company's Certificate of Incorporation and By-laws as in effect as of the date of the Merger Agreement will survive the Merger and continue in full force and effect, without any amendment thereto, for a period of six years from the Effective Time to the extent such rights are consistent with the NYBCL; provided, that in the event any claims are asserted or made within such six year period, all rights to indemnification in respect of any such claims will continue until disposition of any and all such claims; provided, further, that any determination required to be made with respect to whether an Indemnified Party's conduct complies with the standards set forth under New York law, the Company's Certificate of Incorporation or By-laws or such agreements, as the case may be, will be made by independent legal counsel selected by the Indemnified Party and reasonably acceptable to WHX; (c) in the event WHX or the Purchaser or any of their successors or assigns (i) consolidates with or merges into any other person and will not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of WHX and the Purchaser assume the obligations set forth above and none of the actions described in clauses (i) or (ii) will be taken until such provision is made; and (d) WHX or the Surviving Corporation will maintain the Company's existing officers' and directors' liability insurance policy ('D&O Insurance') for a period of not less than six years after the Effective Date; provided, that WHX may substitute therefor policies of substantially similar coverage and amounts containing terms no less advantageous to the covered former directors or officers; provided, further, if the existing D&O Insurance expires or is cancelled during such period, WHX or the Surviving Corporation will use their best efforts to obtain substantially similar D&O Insurance; provided, however, that if the aggregate annual premiums for such insurance at any time during such period exceed 200% of the per annum rate of premiums currently paid by the Company and its subsidiaries for such insurance on the date of the Merger Agreement, then WHX will cause the Surviving Corporation to, and the Surviving Corporation will, provide the maximum coverage that shall then be available at an annual premium equal to 200% of such rate.

     Repayment of Borrowings under Credit Agreement. At the Closing, unless the Company has obtained the lenders' consent to the Merger and a waiver of the change in control provisions in the Credit Agreement, WHX will repay all outstanding borrowings under the Credit Agreement in accordance with the terms thereof such that no event of default will exist as a result of the consummation of the transactions contemplated by the Merger Agreement.

     Conditions to the Merger. The Merger Agreement provides that the respective obligations of each party to effect the Merger are subject to the satisfaction, on or prior to the Closing Date, of the following conditions: (a) if required by applicable law and the Certificate of Incorporation, the Merger Agreement will have been approved and adopted by the requisite vote of the Company's shareholders in order to consummate the Merger; (b) no statute, rule, order, decree or regulation will have been enacted or promulgated by any Governmental Entity or authority of competent jurisdiction which prohibits consummation of the Merger and all governmental consents, orders and approvals required for the consummation of the Merger and the transactions contemplated by the Merger Agreement will have been obtained and be in effect at the Effective Time; (c) there will be no order or injunction of a court or other governmental authority of competent jurisdiction in effect precluding, restraining, enjoining or prohibiting consummation of the Merger; and (d) WHX, the Purchaser or their affiliates will have purchased Shares pursuant to the Offer.

     Termination. The Merger Agreement provides that it may be terminated and the Merger abandoned at any time prior to the Effective Time: (a) by mutual consent of WHX and the Company; (b) by either the Company or WHX (i) if the Shares have not been purchased pursuant to the Offer on or prior to July 1, 1998, provided, however, that a party may not terminate the Merger Agreement pursuant to this clause (i) if such party's failure to fulfill any obligation under the Merger Agreement was the cause of, or resulted in, the failure of WHX or the Purchaser to purchase the Shares pursuant to the Offer on or prior to such date or (ii) if any Governmental Entity has issued an order, decree or ruling or taken any other action (which the parties will use their reasonable efforts to lift) permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement, and such order, decree, ruling or other action has become final and non-appealable; (c) by the Company
(i) if, prior to the purchase of Shares pursuant to the Offer, the Board has (A) withdrawn, or modified or changed in a manner adverse to WHX or the Purchaser its approval or recommendation of the Offer, the Merger Agreement or the Merger in order to approve and permit the Company to execute an agreement relating to a Superior Proposal, and (B) determined in good faith, after consultation with independent legal counsel to the Company, that the failure to take such action as set forth in the preceding clause (A) would be inconsistent with its fiduciary duties to the Company's shareholders under applicable law, provided, however, that prior to any such termination, the Company will give WHX at least two business days notice of the effectiveness of such termination and simultaneously with the termination of the Merger Agreement will pay the $8 million termination fee to WHX; (ii) if, prior to the purchase of Shares pursuant to the Offer, WHX or the Purchaser breaches or fails in any material respect to perform or comply with any of its material covenants and agreements or breaches its representations and warranties in any material respect; or (iii) if WHX or the Purchaser has terminated the Offer, or the Offer has expired, without WHX or the Purchaser purchasing any Shares; provided, that the Company may not terminate the Merger Agreement pursuant to this clause (iii) if the Company is in material breach of the Merger Agreement; or (d) by WHX if, prior to the purchase of Shares pursuant to the Offer, the Board has withdrawn, or modified or changed in a manner adverse to WHX or the Purchaser its approval or recommendation of the Offer, the Merger Agreement or the Merger, or has recommended an Acquisition Proposal or has executed an agreement in principle or definitive agreement relating to an Acquisition Proposal or similar business combination with a person or entity other than WHX, the Purchaser or their affiliates (or the Board resolves to do any of the foregoing).

     Effect of Termination; Termination Fee. In the event of the termination of the Merger Agreement as provided above, written notice thereof will promptly be given to the other parties specifying the provision pursuant to which such termination is made, the Merger Agreement will become null and void and there will be no liability on the part of WHX or the Company, except for fraud or willful breach of the Merger Agreement. If the Merger Agreement is terminated by the Company pursuant to the provision described in clause (c)(i) or terminated by WHX pursuant to the provision described in clause (d) under 'Termination' above (provided that at the time of such termination by WHX, WHX and the Purchaser were not in material breach of the Merger Agreement), the Company will concurrently with such termination pay WHX the $8 million termination fee.

ARRANGEMENTS WITH EXECUTIVE OFFICERS, DIRECTORS OR AFFILIATES OF THE COMPANY

     Employment/Change in Control Agreements. In 1989, the Company entered into an agreement with Mr. Daniel (the 'Daniel Agreement') which replaced a prior agreement with Mr. Daniel. The Daniel Agreement provides for a three-year period of employment commencing on May 1, 1989, which was extended May 1 of each year from 1992 to 1996 for an additional three-year term. In May 1997, the Daniel Agreement was further extended for a term ending on April 30, 2000. If not further extended, the Daniel Agreement will terminate at the end of its current term. Effective October 1, 1995, the Board set Mr. Daniel's base salary at $470,000 per annum, which amount may be increased at the discretion of the Board. Mr. Daniel is also entitled to participate in the Company's benefit plans, including the Handy & Harman Management Incentive Plan (the 'Bonus Plan') and the 1995 Omnibus Stock Incentive Plan (the 'Option Plan'). Prior to a recent amendment to the Daniel Agreement discussed below, the Daniel Agreement provided that if the Company terminates the Daniel Agreement other than for Cause (as defined therein) or Mr. Daniel terminates it for Good Reason (as defined therein), the Company is obligated to pay Mr. Daniel a lump sum amount equal to the sum of (i) the base salary he would receive to the end of the then current employment period and (ii) an amount equal to the Bonus Plan payments he received with respect to the most recent calendar year, multiplied by the remaining years of the employment period or portions thereof. Under the Daniel Agreement, he also becomes entitled to additional pension benefits under the Company's pension plans (the 'Pension Plan') and to receive title to a Company car (estimated to have a value of $44,500, which value is not included in the amount set forth below). In addition, the Daniel Agreement provides that if any payments under the Daniel Agreement or any other payments or benefits received or to be received by Mr. Daniel would be subject to the excise tax imposed by
Section 280G and Section 4999 of the Internal Revenue Code of 1986, as amended (the 'Code'), the Company will reimburse Mr. Daniel for any such excise tax (and any income and excise tax due with respect to such reimbursement). The Company has also agreed to an amendment to the Daniel Agreement providing that, when his employment by the Company ends for whatever reason (other than for Cause), he and his wife would be entitled to medical benefits during their lives without cost to them in the same manner as then currently provided for active senior officers of the Company (the cost of which is not included in the amount set forth below). On January 26, 1998, the Company amended the Daniel Agreement to provide that in the event that Mr. Daniel's employment is terminated by the Company (other than for Cause) or by Mr. Daniel for Good Reason, then the employment term shall continue through the third anniversary of the date of termination of Mr. Daniel's employment. On February 26, 1998, the Company restated the January 26th amendment to the Daniel Agreement to provide that any dispute or controversy between the Company and Mr. Daniel will be settled by arbitration, and that the Company will pay any fees incurred by Mr. Daniel in good faith in connection with such arbitration. Pursuant to the terms of the Daniel Agreement, upon consummation of the Offer, Mr. Daniel will receive approximately $4,873,984 (which amount includes reimbursement for any excise tax due (and any income and excise tax due with respect to such reimbursement) pursuant to Section 280G and Section 4999 of the Code). Copies of the Daniel Agreement and the amendments thereto are filed as Exhibits 4, 5, 6 and 7 hereto and are incorporated herein by reference.

     The Company entered into an agreement with Frank E. Grzelecki as of July 1, 1989 (the '1989 Agreement') providing for the employment of Mr. Grzelecki. The 1989 Agreement provides that Mr. Grzelecki is entitled to an annual base salary, currently set at $430,000, as well as participation in the Bonus Plan, the Pension Plan and the other employee benefit and insurance plans of the Company. The 1989 Agreement also provides that if, after a Change in Control of the Company (as defined in the 1989 Agreement), Mr. Grzelecki's position, duties, responsibilities, status with the Company, base salary, employee benefits or location are changed in a manner materially adverse to his interest, then he may designate such change as an event which 'triggers' a three-year period of guaranteed employment by the Company. If the Company terminates Mr. Grzelecki without cause within such three-year period, or if Mr. Grzelecki elects to terminate his employment for any reason, the Company is obligated to pay Mr. Grzelecki a lump sum amount equal to the sum of (i) the base salary he would receive to the end of the employment period and (ii) an amount equal to the bonus payment he received for the last calendar year, multiplied by the number of years (or portions thereof) remaining in the employment period. Mr. Grzelecki also becomes entitled to additional pension benefits under the Pension Plan. The Company entered into an amendment to the 1989 Agreement, dated as of July 1, 1989, to: (i) conform the definition of 'change in control' to the broader definition contained in the Company's employee benefit plans; and (ii) provide that the Company would reimburse Mr. Grzelecki for any excise tax (and any income and excise tax due with respect to such reimbursement) imposed on payments made to Mr. Grzelecki in connection with a 'Change in Control' of the Company pursuant to Section 280G and Section 4999 of the Code. Pursuant to the terms of the 1989 Agreement, upon consummation of the Offer, Mr. Grzelecki will receive approximately $4,222,616. Copies of the 1989 Agreement and the amendment thereto are filed as Exhibits 8 and 9 hereto and are incorporated herein by reference.

     In November 1995, the Company entered into a new amended and restated agreement with Mr. Grzelecki (the '1995 Agreement') which replaced a 1994 agreement with Mr. Grzelecki but did not supersede or replace the 1989 Agreement. The 1995 Agreement provides that, when his employment by the Company ends, he will be entitled to severance rights of one year's salary as well as:
(i) medical benefits for him and his wife during their lives without cost to them in the same manner as then currently provided for active senior officers of the Company (the cost of which is not included in the amount set forth above),
(ii) certain adjustments of the exercise periods of outstanding stock options and (iii) subject to limitations, office space and secretarial services for a four-year period (the cost of which is not included in the amount set forth above). On January 26, 1998, the Company entered into a Confirmation Agreement with Mr. Grzelecki which confirmed that both the 1989 Agreement and amendment thereto and the 1995 Agreement remained in effect and that if Mr. Grzelecki's employment terminated under circumstances entitling him to a severance payment following a Change in Control under the 1989 Agreement and amendment thereto, he would not also be entitled to a severance payment equal to one year's salary under the 1995 Agreement (although he would remain entitled to the other benefits provided by the 1995 Agreement). On February 26, 1998, the Company restated the Confirmation Agreement to provide that any dispute or controversy between the Company and Mr. Grzelecki will be settled by arbitration, and that the Company will pay any fees incurred by Mr. Grzelecki in good faith in connection with such arbitration. Copies of the 1995 Agreement and the Restated Confirmation Agreement are filed as Exhibits 10 and 11 hereto and are incorporated herein by reference.

     In 1996, the Company entered into an employment agreement with Robert D. LeBlanc, President of the Company (the 'LeBlanc Agreement'), which provided for a 30-month period of employment commencing on November 11, 1996 as Executive Vice President of the Company (Mr. LeBlanc was appointed President of the Company in July 1997). Mr. LeBlanc received a signing bonus of $85,000, and receives a salary under the contract of $300,000 per annum, which amount may be increased at the discretion of the Board. Mr. LeBlanc is entitled to participate in the Bonus Plan, the 1988 Long-Term Incentive Plan (the 'LTIP ') and the Option Plan, as well as in the Supplemental Executive Retirement Plan (the 'SERP'), the Executive Post-Retirement Life Insurance Program (the 'Life Insurance Program') and all of the Company's employee benefit plans. If the Company should terminate the LeBlanc Agreement other than for Cause or Disability (each as defined therein) or death, the Company will continue to pay Mr. LeBlanc's salary for the longer of twelve months and the remaining term of the agreement. Mr. LeBlanc will also continue to participate in the SERP, the Life Insurance Program and in all other employee benefit plans of the Company for the remainder of the employment period. The LeBlanc Agreement is filed as
Exhibit 12 hereto and is incorporated herein by reference. If Mr. LeBlanc were to receive payments under the LeBlanc Agreement, he would not be entitled to receive any payments under the Supplemental Agreement (as hereinafter defined). Pursuant to the terms of the LeBlanc Agreement, upon consummation of the Offer, Mr. LeBlanc will be entitled to receive approximately $330,349.

     In May 1997, the Company entered into an additional agreement (the 'Supplemental Agreement') with Mr. LeBlanc, providing that if at any time within two years following a Change in Control of the Company (as defined in the Supplemental Agreement) the Company terminates Mr. LeBlanc's employment (other than for Disability or Cause, as such terms are defined in the Supplemental Agreement), or if Mr. LeBlanc terminates his employment for Good Reason (as defined in the Supplemental Agreement), Mr. LeBlanc will be entitled to receive a lump sum cash payment equal to one year's base salary, and to receive, for twelve months following his termination of employment, life, medical and dental insurance benefits substantially similar to those which he was receiving immediately prior to the notice of termination given with respect to such termination. The Supplemental Agreement also provides that if any payment made to Mr. LeBlanc under the Supplemental Agreement is subject to the excise tax provisions of Section 280G or Section 4999 of the Code, the Company will reduce such payment to the extent necessary to avoid such payment being subject to such excise tax. On February 26, 1998, the Company amended the Supplemental Agreement to provide that any dispute or controversy between the Company and Mr. LeBlanc will be settled by arbitration, and that the Company will pay any fees incurred by Mr. LeBlanc in good faith in connection with such arbitration. Copies of the Supplemental Agreement and the amendment thereto are filed as Exhibits 13 and 14 hereto and are incorporated herein by reference.

     In May 1997, the Company also entered into certain agreements (the 'Change in Control Agreements'), with each of Paul E. Dixon, Senior Vice President, General Counsel and Secretary of the Company, Robert F. Burlinson, Vice President and Treasurer of the Company and Dennis C. Kelly, Controller of the Company, and in February 1998, entered into a Change in Control Agreement with Dennis R. Kuhns, Corporate Vice President (each, an 'Executive'), providing that if, at any time within two years following a Change in Control of the Company (as defined in the Change in Control Agreements), the Company terminates the Executive's employment (other than for Disability or Cause, as such terms are defined in the Change in Control Agreements) or if the Executive terminates his employment for Good Reason (as defined in the Change in Control Agreements), the Executive will be entitled to receive a lump sum cash payment equal to one year's base salary, and to receive, for twelve months following the Executive's termination of employment, life, medical and dental insurance benefits substantially similar to those which the Executive was receiving immediately prior to the notice of termination given with respect to such termination. Each Change in Control Agreement also provides that if any payment made to the Executive under the Executive's Change in Control Agreement is subject to the excise tax provisions of Section 280G and Section 4999 of the Code, the Company will reduce such payment to the extent necessary to avoid such payment being subject to such excise tax. On February 26, 1998, the Company amended and restated each Change in Control Agreement to conform the definition of 'Change in Control' to the broader definition contained in the Company's employee benefits plans and to provide that any dispute or controversy between the

Company and an Executive will be settled by arbitration (and that the Company will pay any fees incurred by such Executive in good faith in connection with such arbitration). At the February 26, 1998 meeting of the Compensation Committee of the Board of Directors, the Compensation Committee resolved to amend Mr. Dixon's Change in Control Agreement to provide for a bonus equal to $250,000 to be paid to Mr. Dixon within three business days following a Change in Control (as defined in Mr. Dixon's Change in Control Agreement). Copies of the amended and restated Change in Control Agreements for each of Messrs. Dixon, Burlinson, Kelly and Kuhns are filed as Exhibits 15, 16, 17 and 18 hereto and are incorporated herein by reference. Pursuant to the terms of each amended and restated Change in Control Agreement, upon consummation of the Offer, each Executive will receive approximately the following amounts: Mr. Dixon, $387,644; Mr. Burlinson, $171,373; Mr. Kelly, $135,980; and Mr. Kuhns, $160,610.

     In 1986, the Company entered into an agreement with Robert M. Thompson (the 'Thompson Agreement'), providing for the employment of Mr. Thompson at an annual base salary, currently set at $175,000, as well as participation in the Bonus Plan, the Pension Plan and the other employee benefit and insurance plans of the Company. The Thompson Agreement also provides that if, after a Change in Control of the Company (as defined in the Thompson Agreement), Mr. Thompson's position, duties, responsibilities, status with the Company, base salary, employee benefits or location are changed in a manner materially adverse to Mr. Thompson's interest, then he may designate such change as an event which 'triggers' a three-year period of guaranteed employment by the Company. If the Company terminates Mr. Thompson without cause within such three-year period, or if Mr. Thompson elects to terminate his employment for any reason, the Company is obligated to pay Mr. Thompson a lump sum amount equal to the sum of (i) the base salary he would receive to the end of the employment period and (ii) an amount equal to the bonus payment he received for the last calendar year, multiplied by the number of years (or portions thereof) remaining in the employment period. Mr. Thompson also becomes entitled to continued participation in the Company's medical and accident insurance programs for three years after the change in control as well as additional pension benefits under the Pension Plan (the cost of which is not included in the amount set forth below). In December 1988, the Board authorized amendments to the Thompson Agreement to (i) conform the definition of 'change in control' to the broader definition contained in the Company's employee benefit plans; and (ii) provide that the Company reimburse Mr. Thompson for any excise tax (and any income and excise tax due with respect to such reimbursement) imposed on payments made to him in connection with a change in control of the Company pursuant to Section 280G and
Section 4999 of the Code. On February 26, 1998, the Company amended the Thompson Agreement to provide that any dispute or controversy between the Company and Mr. Thompson will be settled by arbitration, and that the Company will pay any fees incurred by Mr. Thompson in good faith in connection with such arbitration. A copy of the Thompson Agreement and the amendments to the Thompson Agreement are filed as Exhibits 19, 20 and 21 hereto and are incorporated herein by reference. Pursuant to the terms of the Thompson Agreement, as amended, upon consummation of the Offer, Mr. Thompson will receive approximately $928,614 (which amount includes reimbursement to Mr. Thompson for any excise tax (and any income and excise tax due with respect to such reimbursement) imposed on payments made to him in connection with a Change in Control of the Company).

  The Company believes that the Merger Agreement provides that payments under the employment and severance agreements are required to be made at the consummation of the Offer, since the Merger Agreement provides that the officers of the Purchaser will be the officers of the Surviving Corporation. The Purchaser has advised the Company that it intends to re-appoint the officers of the Company to their respective positions simultaneously with the consummation of the Merger, and in its view no payments under the employment/severance agreements would be required at the time of the consummation of the Offer.

     Supplemental Pension Arrangements. In the event of a Change in Control of the Company (as defined in the SERP), each participant will be 100% vested in the amount of the benefits due to him; and the Company will contribute the aggregate amount of all such benefits to a grantor trust established by the Company. At its May 1995 meeting, the Board resolved to amend the SERP and, as of January 1, 1998, restated the SERP to provide that upon termination of a participant's employment, such participant can elect to receive a lump sum payment in the amount of his or her benefits, calculated on the same basis as under the Pension Plan, except that the interest rate reflected in the calculation would be 80% of the applicable interest rate used in the Pension Plan. The Board also resolved to amend the SERP (and, as of January 1, 1998, restated the SERP) to provide that upon a Change in Control of the Company (as defined in the SERP), (i) the Company will pay, out of the grantor trust, a lump sum to each participant in the amount of each such participant's benefits calculated on the same basis as the Pension Plan; provided, however, that the lump sum factor reflecting 80% of the interest rate would be applied to the full amount of the pension determined under the SERP before the offset for the Pension Plan, which would then be reduced by the lump sum payment, as determined under the Pension Plan, reflecting 100% of the interest rate, (ii) with respect to any participant who had not yet attained the age of 60 and thus would not be eligible for an early retirement pension, the lump sum value of the full amount of pension would reflect commencement of the full amount of accrued pension starting at age 60 and (iii) if any lump sum payment made to a participant under the SERP is subject to the excise tax provisions of Section 280G and Section 4999 of the Code, the Company will reimburse such participant such that the net amount retained by the participant will equal the lump sum payment without regard to such excise tax. For purposes of calculating their benefits under the SERP, Messrs. Daniel, Grzelecki and Thompson are credited with three (3) additional years of service under their individual employment/severance agreements and Mr. LeBlanc is credited with one (1) additional year of service under his agreement. A copy of the SERP is filed as Exhibit 22 hereto and is incorporated herein by reference. Upon consummation of the Offer, the approximate amounts to be paid out to participants under the SERP will be as follows: Mr. Daniel, $2,341,198; Mr. Grzelecki, $1,174,695; Mr. LeBlanc, $111,758; Mr. Dixon, $126,082; Mr. Kelly, $96,557; and Mr. Thompson, $284,478.

     In 1992, the Company adopted a supplemental executive plan (the 'Supplemental Plan') to provide the Company a further means to retain and encourage the productive efforts of Mr. Grzelecki. The Supplemental Plan, filed as Exhibit 23 hereto and incorporated herein by reference, provides for the accrual and immediate vesting of a monthly pension of $6,000 per month for Mr. Grzelecki, to be paid for life commencing on the later of July 1, 1997 and Mr. Grzelecki's departure from the Company. The pension provides for benefits on the basis of a ten year certain payment and for life thereafter. The Company and Mr. Grzelecki have agreed to convert the term of the payment pursuant to the Supplemental Plan from the longer of his life or ten years to the longer of his life or the life of his spouse, at an actuarially equivalent monthly amount. By action of the Compensation Committee, the Company has waived the requirement that Mr. Grzelecki depart the Company and authorized payments to begin effective March 1, 1998. The Company has purchased annuity policies to provide a source of funds to satisfy the Company's obligation to pay Mr. Grzelecki, although the Company continues to be responsible for payments under the Supplemental Plan.


     Certain Insurance Arrangements. At its May 1997 meeting, the Board resolved to implement a Long-Term Health Care Plan (the 'Health Care Plan'), under which the Company provides annual premiums to each officer (and his or her spouse) selected for participation by the Board's Compensation Committee to purchase a health care policy covering such officer (and spouse), such premiums to be paid for the life of each policyholder. In order to be eligible for participation, an officer must have at least five years of service with the Company and be at least age 55. At the September 1997 meetings of the Compensation Committee and the Board of Directors, the Compensation Committee and Board determined that following a change in control of the Company, the Health Care Plan may not be terminated for those persons who are eligible to participate in the Health Care Plan prior to the change in control and will be a continuing obligation of the Company. The only persons covered by this program are Mr. Daniel, Mr. Grzelecki and Mr. Grzelecki's spouse.

     Effective as of February 1, 1995, the Company implemented the Life Insurance Program, filed as Exhibit 24 hereto and incorporated herein by reference, whereby each executive officer designated by the Compensation Committee and determined to be insurable to the satisfaction of the insurance provider will be provided with two life insurance policies on such executive officer's life (the 'Insured Executive'). Each Insured Executive will have one life insurance policy on his or her life during the time that he or she is employed by the Company (the 'Pre-Retirement Policy'), which Pre-Retirement Policy will be in an amount equal to four times the Insured Executive's annual base salary in effect from time to time, and a second life insurance policy on his or her life (the 'Post-Retirement Policy'), which Post-Retirement Policy will be in an amount equal to two times the Insured Executive's annual base salary. Upon the Insured Executive's death while employed by the Company, the Company shall pay to the designated beneficiary a lump sum cash payment in the amount of the Pre-Retirement Policy, and upon Retirement (as defined in the Pension Plan) by the Insured Executive, the Company will transfer to such Insured Executive the ownership rights in such Insured Executive's Post-Retirement Policy and, to the extent such transfer results in federal, state or local income taxes to the Insured Executive, the Company will gross up such Insured Executive for such income taxes. Upon separation from service by an Insured Executive who has not attained Retirement age but who is vested in his SERP, the Company shall transfer to such Insured Execution the ownership rights of such Insured Executive's Post-Retirement Policy; provided, however, that the Company may require, upon such transfer, that the Insured Executive reimburse the Company in an amount equal to the cash surrender value of such Post-Retirement Policy.

     At the September and December 1997 meetings of the Compensation Committee, the Compensation Committee determined to amend the Life Insurance Program to provide that upon a Change in Control of the Company (as defined in the Life Insurance Program) the Post-Retirement Policy may not be terminated and the Company will transfer to each Insured Executive the ownership rights in each such Insured Executive's Post-Retirement Policy. However, at the March 5, 1998 meeting of the Compensation Committee, the Compensation Committee determined to rescind such amendment. Accordingly, upon consummation of the Offer, the estimated cash surrender value of the Insured Executive Post-Retirement Policies for the Executives who have attained Retirement age, plus the income tax gross-ups, will be approximately as follows: Mr. Daniel, $180,899; Mr. Grzelecki, $114,853; and Mr. Thompson, $94,293.

     Bonus Plan. The Company maintains the Bonus Plan, which is an annual incentive program that rewards selected officers and other key employees each year based on their contributions to the profits of the Company. Prior to the start of each Bonus Plan year, the Chief Executive Officer recommends those officers designated as participants for the upcoming year. Final selection of each participant is the responsibility of the Compensation Committee. For the 1997 fiscal year, all officers were selected for participation in the Plan. Copies of the Bonus Plan and an amendment thereto are filed hereto as Exhibits 25 and 26 hereto and are incorporated herein by reference.

     The available incentive pool for officers and selected corporate management participants is determined by a formula that represents 7 1/2% of consolidated pre-tax earnings in excess of 15% of shareholders' equity. An individual participant's award may not exceed 100% of the participant's salary in the fiscal year for which the Bonus Plan award was earned. If the excess earnings criterion is not met, at the sole discretion of the Committee, based upon the recommendation of the Chief Executive Officer, an amount may be provided for awards to participants to recognize overall effort of achieving objectives which enhance the Company's long-term growth potential. However, any discretionary award may not increase an employee's total award under the Bonus Plan to an amount in excess of 25% of the participant's base salary. For the 1997 fiscal year, the available incentive pool for officers and selected corporate management participants was approximately $1,359,000.

     At the December 23, 1997 meeting of the Compensation Committee, the Compensation Committee resolved that a portion of the payments that otherwise would be made in 1998 under the Bonus Plan to certain individuals be accelerated into 1997. The portion paid in 1997 was to be 80% of the estimated available incentive pool relating to 1997, with the remaining portion to be paid after the February 26, 1998 meeting of the Board of Directors. Accordingly, the following individuals received the following amounts in 1997: Mr. Daniel, $216,000; Mr. Grzelecki, $196,000; Mr. LeBlanc, $136,000; Mr. Dixon, $96,000; Mr. Burlinson, $60,000; Mr. Kelly, $57,600; and Mr. Thompson, $28,000. At the February 26, 1998
meeting of the Compensation Committee, as a result of the fact that the Company's year-end audited financial statements were higher than estimated, the following individuals received the following remaining amounts in respect of their 1997 bonus: Mr. Daniel, $106,000; Mr. Grzelecki, $99,000; Mr. LeBlanc, $62,000; Mr. Dixon, $46,000; Mr. Burlinson, $24,000;

Mr. Kelly, $28,400; and Mr. Thompson, $7,000. In addition, Mr. Kuhns received a 1997 bonus of $70,000 as part of the Company's Subsidiary, Division, Group or Unit Management Incentive Plan, as amended.

     Pursuant to the Merger Agreement, at or prior to the Effective Time, the Compensation Committee, after consultation with the Chief Executive Officer, will allocate to officers and selected corporate management participants of the Company the 1998 Bonus Pool (as defined below) in a manner consistent with past practice, and to the extent payments relating to such allocated amounts have not been made prior to the Effective Time, WHX and the Purchaser agreed to make payments, or to cause the Surviving Corporation to make payments, relating to such allocated amounts within five days after the Effective Time. The amount of the '1998 Bonus Pool' will equal the aggregate amount of bonuses paid to officers and selected corporate management participants relating to the Company's 1997 fiscal year under the Bonus Plan multiplied by a fraction, the numerator of which is the number of days which have elapsed during fiscal 1998 and the denominator of which is 365.

     Options. The Handy & Harman Outside Director Stock Option Plan (the 'Directors' Plan'), which was approved by the shareholders in 1990 and is filed hereto as Exhibit 27 and incorporated herein by reference, provides for the granting of options to each non-employee member of the Company's Board of Directors. The purpose of the Directors' Plan is to foster and promote the long term financial success of the Company and materially increase shareholder value by enabling the Company to attract and retain the services as directors of outstanding individuals whose judgment, interest and special effort are essential to the successful conduct of the Company's business and affairs.

     The Directors' Plan provides for the granting of options to non-employee directors of the Company to acquire an aggregate of 100,000 shares of common stock of the Company. The Directors' Plan provides that annual grants of options to be made on the first business day of each year to purchase an amount of Shares determined by dividing 50% of the annual retainer fee of each outside Director by the fair market value of a Share on the date of grant. The options are exercisable for ten years after the date of grant. The exercise price is $1.00 per Share, and upon exercise payment must be made in full in cash or cash equivalents.

     Pursuant to the Merger Agreement, each option granted to a director pursuant to the Directors' Plan will be cancelled at the Effective Time and each director shall receive, in exchange for such cancellation, an amount equal to the number of Shares subject to each option so cancelled multiplied by $34.25.

     The Handy & Harman 1995 Omnibus Stock Incentive Plan (the 'Option Plan'), filed hereto as Exhibit 37 and incorporated herein by reference, was adopted at the 1995 Annual Meeting of Stockholders. The Option Plan is intended to promote the interests of the Company and its shareholders by providing officers and other employees of the Company (including directors who are also employees of the Company) with appropriate incentives and rewards to encourage them to enter into and continue in the employ of the Company and to acquire a proprietary interest in the long term success of the Company.

     The Compensation Committee of the Board of Directors may grant options, stock appreciation rights (tandem or standalone), Shares of restricted or phantom stock and stock bonuses, in such amounts and with such terms and conditions as the Compensation Committee shall determine, subject to the provisions of the Option Plan.

     The Company's 1991 Long-Term Incentive Stock Option Plan, which covered a maximum of 1,000,000 Shares, was approved at the 1991 Annual Meeting of Shareholders. Such plan permitted the grant of non-qualified stock options and SAR's. Outstanding Shares under option for this plan were incorporated into the successor Option Plan.


     Upon consummation of the Offer, all outstanding options will become fully exercisable and vested. Each option will at the Effective Time be cancelled and the holder of the option will receive an amount equal to the product of (A) the excess of $35.25 over the exercise price per Share of each such option and (B) the number of Shares relating to such option.

     Set forth below is a table disclosing the treatment in the Merger of currently outstanding options held by executive officers and non-employee directors of the Company. For purposes of the table, it has been assumed that outstanding options will not be exercised.

                                                                              AMOUNTS PAYABLE RELATING TO OPTIONS
                                                                                         IN THE MERGER
                                                                          -------------------------------------------
                                                                                                     AMOUNT PAYABLE
                                                                                 NUMBER OF          UPON CANCELLATION
                                                                          OPTIONS/EXERCISE PRICE       OF OPTIONS
                                                                          -----------------------   -----------------
EXECUTIVE OFFICERS
Richard N. Daniel.......................................................    100,000/$14.125         $6,898,612
                                                                             37,500/$12.937
                                                                             25,000/$16.625
                                                                             30,000/$15.125
                                                                             50,000/$17.75
                                                                            160,000/$22.71875
Frank E. Grzelecki......................................................    100,000/$14.125         $5,869,037
                                                                             13,500/$12.937
                                                                             20,000/$16.625
                                                                             25,000/$15.125
                                                                             40,000/$17.75
                                                                            150,000/$22.71875
Robert D. LeBlanc.......................................................     50,000/$18.625         $1,332,500
                                                                             40,000/$22.71875
Paul E. Dixon...........................................................      2,000/$12.5625        $  985,313.50
                                                                              2,000/$12.937
                                                                              5,000/$16.625
                                                                             11,250/$15.125
                                                                             15,000/$17.75
                                                                             25,000/$22.71875
Dennis C. Kelly.........................................................      6,000/$12.937         $  709,940
                                                                              4,000/$16.625
                                                                             10,000/$15.125
                                                                             10,000/$17.75
                                                                             10,000/$22.71875
Robert F. Burlinson.....................................................     15,000/$17.75          $  387,812
                                                                             10,000/$22.71875
Dennis R. Kuhns.........................................................      5,000/$16.625         $  657,344

                                                                             10,000/$15.125
                                                                             10,000/$17.75
                                                                             15,000/$22.71875
Robert M. Thompson......................................................     18,000/$12.625         $  496,502
                                                                              4,000/$12.937

NON-EMPLOYEE DIRECTORS

Clarence A. Abramson....................................................        748/$1.00           $  130,698
                                                                                685/$1.00
                                                                                658/$1.00
                                                                                699/$1.00
                                                                                683/$1.00
                                                                                343/$1.00
Robert E. Cornelia......................................................        683/$1.00           $   35,140.50
                                                                                343/$1.00
Gerald G. Garbacz.......................................................        343/$1.00           $   11,747.75

                                                                              AMOUNTS PAYABLE RELATING TO OPTIONS
                                                                                         IN THE MERGER
                                                                          -------------------------------------------
                                                                                                     AMOUNT PAYABLE
                                                                                 NUMBER OF          UPON CANCELLATION
                                                                          OPTIONS/EXERCISE PRICE       OF OPTIONS
                                                                          -----------------------   -----------------
Gouverneur M. Nichols...................................................        683/$1.00           $   35,140.50
                                                                                343/$1.00
Hercules P. Sotos.......................................................        685/$1.00           $  105,079
                                                                                658/$1.00
                                                                                699/$1.00
                                                                                683/$1.00
                                                                                343/$1.00
Elliot J. Sussman.......................................................        699/$1.00           $   59,081.25
                                                                                683/$1.00
                                                                                343/$1.00
Roger E. Tetrault.......................................................      --        --

     LTIP. Handy & Harman's Long-Term Incentive Plan (the 'LTIP') is a performance-based restricted stock plan pursuant to which in every other year key executives earn the right to receive Shares based on achievement of pre-established financial and individual performance goals. LTIP participants are selected by the Compensation Committee.

     The LTIP establishes overlapping cycles, with each cycle encompassing five fiscal years. Shares of restricted stock are awarded based on the results obtained from selected performance measures over the first three years of a cycle ('Performance Period'). During the subsequent two-year period the restrictions lapse and the stock is earned ('Earn-out Period'); restrictions lapse at the rate of 50% per year. Awards are made in the year immediately following the third year of each Performance Period. During the Earn-out Period, the Shares are held by the Company in escrow for the executive, but the executive receives dividends on the restricted stock during such time. At the end of each three-year cycle, the Compensation Committee determines the number of Shares to be awarded to each executive based upon the actual performance compared to the objectives. A copy of the LTIP and amendments thereto are filed as Exhibits 28, 29, 30 and 31 hereto and are incorporated herein by reference.

     At the December 30, 1997 meeting of the Compensation Committee, the Compensation Committee determined that the expiration of the Earn-out Period on those Shares of restricted stock granted under the LTIP which would otherwise expire on January 2, 1998 be accelerated effective as of December 30, 1997. Consequently, the following individuals received, in 1997, awards of the following number of Shares, with a total compensation value in the following amounts: Mr. Daniel, 6,075 Shares ($209,208); Mr. Grzelecki, 5,225 Shares ($179,936); Mr. Dixon, 1,675 Shares ($57,683); and Mr. Kelly, 725 Shares
($24,967). A portion of the Shares were converted to cash and withheld for income tax purposes. As a result, the net Shares actually received was as follows: Mr. Daniel, 3,135 Shares; Mr. Grzelecki, 2,696 Shares; Mr. Dixon, 864 Shares; and Mr. Kelly, 725 Shares.

     At the January 22, 1998 meeting of the Compensation Committee, the Compensation Committee determined that, with respect to the fifth cycle awards under the LTIP, all restrictions will lapse upon a Change in Control (as defined in the LTIP, as amended on January 22, 1998). The awards with respect to the fifth cycle (which were made at the February 26, 1998 meeting of the Compensation Committee) were as follows: Mr. Daniel, 30,134 Shares; Mr. Grzelecki, 25,724 Shares; Mr. Dixon, 6,836 Shares; Mr. Kelly, 2,840 Shares; Mr. Kuhns, 2,169 Shares; and Mr. Thompson, 5,770 Shares.

     The Compensation Committee further agreed that, with respect to the sixth cycle, upon a Change in Control, a prorated portion of the granted Shares will be made based on the time that had lapsed in the cycle as of the date of the Change in Control. Such prorated portion will be paid in a cash equivalent of the prorated Shares at the Change in Control price. It is anticipated that the following individuals would receive the following grants and awards with respect to the sixth cycle assuming a Change in Control on April 15, 1998: Mr. Daniel, 11,528 Shares; Mr. Grzelecki, 10,056 Shares; Mr. LeBlanc, 5,886 Shares; Mr. Dixon, 3,074 Shares; Mr. Burlinson, 2,832 Shares; Mr. Kelly, 1,446 Shares; and Mr. Kuhns, 2,266 Shares.

     Deferred Fee Plan. The Handy & Harman Deferred Fee Plan for Directors (the 'Deferred Fee Plan'), effective as of December 1, 1980 and amended and restated as of January 1,1995, is attached hereto as Exhibit 35 and is incorporated herein by reference. Pursuant to the Deferred Fee Plan, a member of the Board who is a participant in the Deferred Fee Plan (a 'Participant') may elect to defer receipt of all or any portion of the compensation payable to such Participant for serving on the Board (or any committee of the Board). Such deferred amounts will be paid to the Participant upon his or her separation from service, at the Participant's election, in a lump sum or in annual installments over a period of between three and twenty years. At the February 26, 1998 meeting of the Compensation Committee, the Compensation Committee resolved to amend the Deferred Fee Plan to include a lump sum election for distribution upon a change in control of the Company.

     Certain Provisions in the Merger Agreement. As described above, the Merger Agreement provides that, during the three-year period following the Effective Time, employees of the Company will receive employee benefits that are no less favorable in the aggregate than those provided to such employees immediately prior to the date of the Merger Agreement. With respect to such benefits, service accrued with the Company and its subsidiaries by such employees will be recognized for all purposes except to the extent necessary to prevent duplication of benefits. The Merger Agreement further provides that WHX will honor all employment and severance agreements with employees and former employees of the Company.

     The Merger Agreement also provides for WHX to, and to cause the Company (or the Surviving Corporation if after the Effective Time) to, indemnify, defend and hold harmless, among other persons, the Company's officers and directors against claims, losses, and liability arising out of, among other things, (i) the fact that such person was a director or officer of the Company or (ii) the Merger Agreement or any of the transactions contemplated thereby, in each case, to the full extent permitted under New York law or the Company's Restated Certificate of Incorporation or By-laws or existing indemnification agreements. WHX also agreed in the Merger Agreement that all rights to indemnification and all limitations on liability provided to directors and officers in the Company's Restated Certificate of Incorporation or By-laws as in effect as of the date of the Merger Agreement will survive the Merger and continue in full force and effect, without any amendment thereto, for six years from the Effective Time to the extent such rights are consistent with the NYBCL. Additionally, WHX has agreed that either it or the Surviving Corporation will maintain the Company's existing officers' and directors' liability insurance policy for a period of not less than six years after the Effective Date; provided, that, the aggregate annual premiums for such insurance at any time during such period will not exceed 200% of the per annum rate of premiums paid by the Company and its subsidiaries on the date of the Merger Agreement. See 'The Merger Agreement--Directors' and Officers' Insurance and Indemnification.'

ITEM 4. THE SOLICITATION OR RECOMMENDATION

     (a) RECOMMENDATION OF THE BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS HAS UNANIMOUSLY (WITH ONE DIRECTOR ABSENT) APPROVED THE MERGER AGREEMENT, THE OFFER AND THE MERGER, HAS DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY'S SHAREHOLDERS, AND RECOMMENDS THAT THE COMPANY'S SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES IN THE OFFER.

     A letter to the Company's shareholders communicating the Board's recommendation and a press release announcing the execution of the Merger Agreement are filed herewith as Exhibits 38 and 39, respectively, and are incorporated herein by reference.


     (b) BACKGROUND; REASONS FOR THE BOARD'S RECOMMENDATION

     Background

     On December 15, 1997, Ronald LaBow, Chairman of WHX, telecopied, without any prior contact with the Company, the following letter to Richard N. Daniel, Chairman and Chief Executive Officer of the Company:

                                                               December 15, 1997

         Richard N. Daniel, Chairman
         Handy & Harman
         250 Park Avenue
         New York, New York 10177

            Dear Mr. Daniel:

              I will be calling you later this morning to discuss WHX's interest in acquiring your company for $30.00 per share in cash. As you recognize this offer represents a very attractive premium to the company's current and historic market price. I hope we can have an amicable and productive dialogue on the merits of this offer and the benefits which a combination of our companies would bring to your senior management team, employees at large and the company's shareholders. We also look forward to having an opportunity to discuss this offer directly with your Board of Directors.

              Attached for your information is a press release which we will be issuing later today. It outlines our plan to commence an any and all cash tender offer tomorrow at $30.00 per share, subject to a number of conditions including approval by your Board of Directors under the Shareholder Rights Plan and the Business Combination statute (Section
         912) of the New York law. The tender offer will not be subject to financing. The complete details of the tender offer will be set forth in a filing to be made on Tuesday with the SEC.

              I am available to meet with you or your representatives to discuss this matter at your earliest convenience.

                                          Very truly yours,
                                          Ronald LaBow
                                          Chairman

     On December 16, 1997, WHX filed with the SEC a Tender Offer Statement on
Schedule 14D-1 relating to its tender offer to purchase any and all shares of the Company at a price of $30 per Share in cash (the 'Initial WHX Offer').

     On December 18, 1997, the Board of Directors of the Company held a meeting at which it reviewed with members of the Company's senior management, Goldman, Sachs & Co., the Company's financial advisor ('Goldman Sachs'), and Skadden, Arps, Slate, Meagher & Flom LLP, special counsel to the Company ('Skadden

Arps'), the Initial WHX Offer and its terms and conditions. In addition, Skadden Arps reviewed the legal responsibilities and duties of the Board in light of the Initial WHX Offer.

     On December 23, 1997, the Board of Directors held a meeting at which the Board again reviewed the Initial WHX Offer and its terms and conditions with members of the Company's senior management and Skadden Arps. The Board of Directors reviewed the Company's business strategy and the strategic repositioning of the Company which had occurred during the prior two years and considered the potential benefits both with and without a transaction with WHX. At this meeting, Goldman Sachs presented a financial analysis of the Initial WHX Offer and reviewed the reaction of the financial markets to the Initial WHX Offer. The Board of Directors unanimously concluded that the Initial WHX Offer was inadequate and not in the best interests of the Company and its shareholders. After lengthy discussions with Goldman Sachs, Skadden Arps and the Company's senior management, the Board of Directors determined that the best means for providing value to shareholders of the Company was for the Company to continue to pursue its strategic initiatives and business plans and not to be sold at that time. On December 24, 1997, the Company issued a press release announcing the Board's determination and filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 describing the Board's determination and recommendation and the reasons therefor.

     The Initial WHX Offer expired at 12:00 midnight on January 16, 1998, and on January 20, 1998, WHX announced that it had purchased 425,152 Shares (subsequently revised to 425,052 Shares) pursuant to the Initial WHX Offer. Immediately following the expiration of the Initial WHX Offer, WHX owned 1,011,152 Shares, representing approximately 8.4% of the outstanding Shares.

     On January 20 and 22, 1998, the Board of Directors of the Company met to consider and discuss, with members of the Company's senior management, Goldman Sachs and Skadden Arps, the Company's strategic alternatives to enhance shareholder value. The Board reviewed, among other things, the possibility of entering into transactions with third parties involving all or a material part of the Company and strategic alternatives not involving a sale of all or a material part of the Company, including among others, a recapitalization, share repurchases, acquisitions and dispositions of certain assets. After presentations from Goldman Sachs, Skadden Arps and the Company's senior management and a discussion of the potential benefits of such strategic alternatives, the Board unanimously determined on January 22, 1998 to instruct the Company's management, with the assistance of Goldman Sachs, to explore all strategic alternatives that could enhance shareholder value, including transactions with third parties involving the sale of all or a material part of the Company. Prior to the opening of business on January 23, 1998, the Company issued a press release announcing the Board's decision.

     Following such announcement, Goldman Sachs contacted various third parties to ascertain whether they would be interested in exploring a transaction with the Company, and provided certain public and confidential information regarding the Company to such parties upon their execution of confidentiality/standstill agreements. Goldman Sachs also contacted WHX in early February to determine if WHX was interested in participating in this process but WHX declined to execute a confidentiality agreement with a standstill clause at that time.

     On January 27, 1998, WHX reported that it had purchased an additional 638,403 Shares following the termination of the Initial WHX Offer, bringing its aggregate ownership to approximately 13.7% of the outstanding Shares. Also on January 27, Ronald LaBow sent the following letter to Richard N. Daniel:

                                                                January 27, 1998

         Richard N. Daniel, Chairman
         Handy & Harman
         250 Park Avenue
         New York, New York 10177

            Dear Mr. Daniel:

              On behalf of WHX Corporation, I am writing to express our pleasure with the press announcement this past Friday that Handy & Harman intends to pursue strategic alternatives to enhance shareholder value. In that regard, please consider the following:

         o WHX now owns 1,649,455 shares of Handy & Harman common stock, or approximately 13.7%. We are now one of your two largest shareholders. Depending on market conditions, we may choose to further increase our ownership, or to sell shares.

         o WHX remains interested in acquiring all of Handy & Harman in an amicable transaction which would be mutually beneficial to WHX and Handy & Harman shareholders, employees at large and the senior management team.

         o WHX has now retained DLJ as its financial adviser to assist in negotiating such a transaction.

         o WHX stands ready, willing and able to meet with you or your representatives to discuss an amicable transaction. However, we would NOT be pleased if last week's announcement is used as an excuse to delay the upcoming annual meeting, which is traditionally held in early May, or to otherwise deprive Handy & Harman shareholders of the opportunity to express their views about the future management and ownership of their company in a timely manner.

                                          Sincerely,
                                          Ronald LaBow
                                          Chairman

     On February 13, 1998, Messrs. Daniel and Grzelecki and representatives of Goldman Sachs, at the request of WHX, met with Mr. LaBow and representatives of WHX and Donaldson, Lufkin and Jenrette, WHX's financial advisor ('DLJ'). At the meeting, WHX indicated that it continued to be interested in a possible transaction with the Company and that, subject to certain confirmatory due diligence, might be willing to propose a cash acquisition of the Company's remaining outstanding Shares in the range of $33-$35 per Share. After additional discussions, WHX indicated that it may be prepared to make an offer at the high end of such range. Representatives of the Company advised WHX that the Board would be meeting in the near future to discuss developments since the Company's January 23 announcement and would respond to WHX in due course.

      During the weeks of February 16 and 23, 1998, representatives of Goldman Sachs participated in preliminary financial due diligence telephone conferences with WHX and DLJ in connection with WHX's consideration of a possible transaction with the Company. During such period, Goldman Sachs, on behalf of the Company, continued to solicit other third party interest in a possible transaction involving all or a material part of the Company.

     During the week of February 23, 1998, Goldman Sachs advised WHX and other interested third parties that proposals to acquire all or a material portion of the Company should be submitted by the close of business on Friday, February 27, 1998.

     A regularly scheduled meeting of the Board of Directors of the Company was held on February 26, 1998, during which representatives of Goldman Sachs reviewed the solicitation process and developments that had occurred since the Company's January 23 announcement, as well as the discussions that had occurred with WHX and other interested third parties since the Board's previous meeting. Goldman Sachs advised the Board of the status of the expressions of interest received by Goldman Sachs for the entire Company, as well as that it had received expressions of interest from a number of third parties regarding a potential acquisition of certain of the Company's business units and certain other assets of the Company. Following discussion, the Board's consensus was to defer consideration of any decision with respect to any third party or other transaction until the next meeting of the Board, which was scheduled for the evening of February 27, 1998.

     Late in the afternoon of February 27, 1998, representatives of Olshan Grundman Frome & Rosenzweig LLP ('Olshan Grundman'), counsel to WHX, delivered to Skadden Arps comments on the form of merger agreement previously provided to WHX and stated that WHX was willing to pay $35 net per Share in cash for all of the Company's remaining outstanding Shares. At a telephonic meeting of the Board of Directors on the evening of February 27, 1998, Goldman Sachs advised the Board that WHX had submitted a $35 per Share proposal and advised the Board of the status of discussions with other third parties that continued to express an interest in an acquisition of or merger with the Company. The Board, with the assistance of Skadden Arps and Goldman Sachs, reviewed various business and legal issues raised by Olshan Grundman's comments on the form of merger agreement and then instructed Goldman Sachs to commence negotiations with WHX.

     Commencing on the evening of February 27, 1998 and continuing through March 1, 1998, representatives of Goldman Sachs and Skadden Arps, in concert with senior management of the Company, negotiated with senior management of WHX and representatives of DLJ and Olshan Grundman with respect to the terms, including price, of a possible acquisition by WHX of all of the Company's remaining outstanding Shares, including the terms of the Merger Agreement. During such negotiations, WHX agreed to increase its offer to $35.25 net per Share. WHX entered into the Confidentiality Agreement on February 28, 1998 and conducted a due diligence investigation of the Company between February 28 and March 1, 1998.

     On the evening of March 1, 1998, the Board of Directors of the Company met to review with the Company's financial and legal advisors the terms and conditions of the proposed merger agreement with WHX and the Purchaser based on the above negotiations. At the meeting, Goldman Sachs and Skadden Arps reviewed such negotiations and the consideration and other terms of the Merger Agreement. Goldman Sachs also updated the Board as to the status of discussions with other third parties which had expressed interest in the Company. Goldman Sachs also presented its financial analyses of the WHX proposal and provided its opinion that as of March 1, 1998 the $35.25 per Share in cash to be received by the Company's shareholders (excluding WHX and its subsidiaries) in the Offer and the Merger was fair from a financial point of view to such shareholders. Following the Board's review of the final terms of the Offer and the Merger, the Board unanimously determined (with one director absent) that the Merger Agreement and the transactions contemplated thereby, including the Offer and Merger, are fair to and in the best interests of the Company's shareholders, approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, authorized the execution and delivery of the Merger Agreement, and recommended that the Company's shareholders accept the Offer and tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement and the transactions contemplated thereby.

     Following this Board meeting, the Company, WHX and the Purchaser executed and delivered the Merger Agreement.

     Prior to the opening of business on March 2, 1998, the Company and WHX issued a joint press release announcing the execution of the Merger Agreement.

     Reasons for the Transaction; Factors Considered by the Board

     In approving the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, and recommending that the Company's shareholders accept the Offer and tender their Shares, the Board of Directors considered a variety of factors, including:

           1. The financial condition, results of operations, cash flows, business opportunities, current strategies, business plans, competitive position and prospects of the Company (and the risks involved in achieving such prospects), and current economic and market conditions.

           2. The presentations of Goldman Sachs at the February 26, February 27 and March 1, 1998 meetings of the Board of Directors with respect to, among other things, the Offer and the Merger, and the opinion of Goldman Sachs delivered at the March 1, 1998 meeting to the effect that as of such date the $35.25 per Share in cash to be received by the Company's shareholders (excluding WHX and its subsidiaries) pursuant to the Offer and the Merger was fair from a financial point of view to such shareholders. THE FULL TEXT

              OF GOLDMAN SACHS' OPINION DATED MARCH 1, 1998, WHICH SETS FORTH ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN IN CONNECTION WITH THE OPINION, IS ATTACHED HERETO AS ANNEX B AND FILED HEREWITH AS EXHIBIT 40 AND SHAREHOLDERS ARE URGED TO, AND SHOULD, READ SUCH OPINION IN ITS ENTIRETY.

           3. The fact that on January 23, 1998 the Company issued a press release stating that the Board had directed management, with the assistance of Goldman Sachs, to explore all strategic alternatives to enhance shareholder value, including transactions with third parties involving all or a material part of the Company, and that since such time Goldman Sachs and senior management of the Company had engaged in discussions with a substantial number of parties interested in a possible transaction involving all or part of the Company. Based on such discussions and the views of members of senior management of the Company, the Board believed that it was unlikely that any party would propose an acquisition or strategic business combination involving the entire Company that would be more favorable to the Company and its shareholders than the Offer and the Merger. In addition, while Goldman Sachs and senior management of the Company had also identified a significant number of parties interested in transactions involving certain of the Company's existing businesses and assets, the Board determined that such transactions, if successfully carried to completion, were not likely to provide value to the Company's shareholders greater than that provided by the Offer and the Merger.

           4. The Board's review of strategic alternatives to the Offer and the Merger not involving a sale of the Company to a third party, including a recapitalization, share repurchases, acquisitions and dispositions of certain assets, and the Board's belief, based on numerous factors including presentations by Goldman Sachs and senior management of the Company, that none of such alternatives, if successfully carried to completion, was likely to provide greater value to the Company's shareholders than that provided by the Offer and the Merger.

           5. Historical market prices and trading data relating to the Shares, including the fact that the consideration of $35.25 per Share to be received by the Company's shareholders pursuant to the Offer and the Merger represents (a) a premium of approximately 58.4% over the reported closing price of $22 1/4 per Share on the New York Stock Exchange ('NYSE') on the last full trading day preceding the public announcement of the Initial WHX Offer and (b) a premium of approximately 17.5% over the $30 per Share price offered in the Initial WHX Offer. The Board was aware that since the Company's January 23, 1998 announcement that it would explore all strategic alternatives to enhance shareholder value a substantial number of Shares had traded on the NYSE at prices above $35.25 per Share, and, in this regard, the Board believed that a large portion of such Shares may have traded at such levels based on speculation as to the price at which the Company would be sold. In view of, among other things, the fact that no other party had expressed an interest in acquiring the entire Company at a price above that proposed by WHX, the Board believed that it was in the best interests of the Company and its shareholders to accept WHX's proposal of $35.25 per Share.

           6. The arm's-length negotiations between representatives of the Company and WHX with respect to the consideration and other terms of the Merger Agreement, and the Board's belief that $35.25 per Share represents the highest per Share consideration that could be negotiated with WHX.

           7. The fact that the structure of the Offer and the Merger provides for a cash tender offer for all Shares to be followed by a second-step merger at the same consideration, thereby enabling the Company's shareholders (other than WHX and its subsidiaries) to obtain cash for their Shares at the earliest possible time.

           8. The fact that the Merger Agreement permits the Company to provide access and furnish information to, and participate in discussions or negotiations with, third parties in response to a Superior Proposal if the Board of Directors determines in good faith, after receiving formal advice from its financial advisor and outside counsel, that taking such action is reasonably necessary for the Board to comply with its fiduciary duties to the Company's shareholders under applicable law.

           9. The fact that the Board of Directors is permitted, upon payment to WHX of an $8 million termination fee, to terminate the Merger Agreement if prior to the purchase of Shares pursuant to the Offer, the Board of Directors of the Company has (a) withdrawn, modified or changed in a manner adverse to WHX, its approval or recommendation of the Offer, the Merger Agreement or the Merger in order to approve and permit the Company to execute an agreement relating to a Superior Proposal and (b) determined in good faith, after consultation with independent legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties to the Company's shareholders under applicable law. The Board noted that termination fees are customary in transactions of this type and the Board did not believe that the termination fee provision would deter a more attractive offer for the Company in the event another third party was interested in acquiring the Company, especially in view of the process conducted by the Company in exploring strategic alternatives.

          10. The other terms and conditions of the Merger Agreement, including the fact that the obligations of Parent and the Purchaser to consummate the Offer and the Merger are not conditioned upon financing and are subject to relatively few conditions.

          11. The limited regulatory approvals required to be obtained to consummate the Offer and the Merger, including the fact that WHX has already obtained clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 in connection with the Initial

              WHX Offer.

          12. The Board was aware that, pursuant to the Merger Agreement, WHX and the Purchaser are required to honor all employment and severance agreements and arrangements with employees and former employees of the Company, and to provide the Company's employees, for a three-year period after the Effective Time, with employee benefits that are no less favorable in the aggregate than those provided to such employees prior to the date of execution of the Merger Agreement.

          13. The fact that, as a result of the Initial WHX Offer and purchases prior and subsequent thereto, WHX beneficially owned approximately 13.6% of the outstanding Shares and that, following completion of the Initial WHX Offer, WHX indicated that it remained interested in acquiring all of the remaining Shares on an amicable basis.

     The foregoing discussion of the information and factors considered by the Board of Directors is not intended to be exhaustive, but includes the material factors considered by the Board of Directors. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, individual directors may have given differing weights to different factors.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Goldman Sachs was retained, pursuant to the terms of a letter agreement, dated as of December 18, 1997 (the 'Letter Agreement'), to serve as the Company's exclusive financial advisor with respect to (i) the Initial WHX Offer,
(ii) the possible purchase of all or a portion of the stock or assets of the Company, (iii) a Company Transaction (as defined below) or (iv) the sale of the Company through a tender offer, merger or other transaction. Goldman Sachs also agreed to render an opinion as to the fairness of the financial consideration to be received by shareholders of the Company or the Company, as the case may be, in connection with the sale of 50% or more of the outstanding Shares.

     The Company agreed to pay Goldman Sachs a fee of $500,000 in cash on the date the Letter Agreement was executed. The Company also agreed to pay Goldman Sachs a fee, in connection with any transaction in which at least 20% of the outstanding Shares are acquired by WHX or any other person or group, including the Company, in one or a series of transactions by means of a tender offer or merger, private or open market purchases of Shares or otherwise, equal to $3,200,000 plus 3.5% of the amount by which the aggregate value of all such transactions exceeds $30.00 times the number of Shares acquired in all such transactions. If at least 50% of the outstanding Shares is acquired by WHX or any other person or group, including the Company, the aggregate value will be determined as if such acquisition were of 100% of the Shares (including contingently issuable shares). The Company also agreed to pay Goldman Sachs a fee if the Company or any other entity formed or owned in substantial part or controlled by the Company or one or more members of senior management of the Company or any employee benefit plan of the Company or any of its subsidiaries (a 'Related Entity') effects a transaction or series of transactions not covered by the second sentence of this paragraph in which (i) at least 20% of the aggregate market value of the Company as of December 18, 1997 is transferred to the shareholders of the Company through a (A) merger with, purchase of assets by, or other combination with, a Related Entity, (B) reclassification of stock, (C) purchase of stock, (D) distribution of cash, securities or other assets (including, without limitation, a distribution of all or a portion of stock in one or more of its subsidiaries), (E) plan of partial liquidation or (F) similar transaction or combination of the foregoing, and (ii) the public shareholders of the Company retain an equity interest in the Company or, if the Company does not survive in the transactions described above, in the surviving entity (a 'Company Transaction'), equal to $3,200,000 plus 3.5% of the amount by which the aggregate value of the Company Transaction, defined as the per Share value in cash, securities and other assets received by the shareholders of the Company (including Shares continued to be held by the shareholders) times the number of Shares included in the Company Transaction exceeds $30.00 times the number of Shares included in the Company Transaction. In the event that a transaction of the types described in either the preceding sentence or the second sentence of this paragraph is not consummated by any of March 30, 1998, June 30, 1998, September 30, 1998, December 30, 1998, March 30, 1999, June 30, 1999, September 30, 1999 or December 30, 1999, the Company will pay to Goldman Sachs a financial advisory fee of $337,500 on each such date, as applicable. In the event that the Company sells, distributes or liquidates all or a portion of its assets, including any pension-related assets, or sells or distributes securities of the Company, whether such distribution is made by dividend or otherwise, and no fee has become payable or been paid to Goldman Sachs with respect to a transaction pursuant to the second and fourth sentence of this paragraph, then the Company will pay, or cause to be paid, a fee to Goldman Sachs based upon the aggregate value of such transaction in accordance with a schedule specified in the Letter Agreement. Such fee will range from 3.0% of the aggregate value of the transaction if such aggregate value is $50 million or less to 0.6% of the aggregate value of the transaction if such aggregate value is $1 billion or more. The initial $500,000 fee payable on execution of the Letter Agreement and any fees payable in the event a transaction is not consummated by certain specified dates (as described above) which have been previously paid will be credited against any fee payable to Goldman Sachs in connection with any transaction described in the second, fourth or sixth sentence of this paragraph. The Company also agreed to reimburse Goldman Sachs for its reasonable out-of-pocket expenses, including the reasonable fees and disbursements of its counsel, and to indemnify Goldman Sachs for certain liabilities arising out of actions taken under the Letter Agreement.

     In the ordinary course of its business, Goldman Sachs or its affiliates may actively trade or otherwise effect transactions in the securities of the Company and WHX both for its own account and the account of its customers and, accordingly, may at any time hold long or short positions in such securities.

     Goldman Sachs has provided investment banking services to the Company from time to time in the past for which it has received customary compensation.

     Based on the value of the transactions contemplated by the Offer and the

Merger, the fees payable to Goldman Sachs upon consummation of the Offer will amount to approximately $5,700,000 (which amount includes the $500,000 paid following execution of the Letter Agreement).

     The Company also retained Kekst & Company as public relations advisor in connection with the Offer and the Merger. The Company will pay Kekst & Company reasonable and customary fees for their services, reimburse them for their reasonable out-of-pocket expenses and provide customary indemnities.

     Except as disclosed herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     (a) To the extent currently known to the Company, no transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company, except that (i) on February 26, 1998, 92,973 Shares were granted to executive officers of the Company for the Fifth Cycle of the Company's Long-Term Incentive Plan, (ii) on February 26, 1998, 156,139 Shares were allocated for the Sixth Cycle of the Company's Long-Term Incentive Plan (which allocation would amount to a grant of 69,395 Shares assuming a May 1, 1998 proration date in the event of a Change in Control as defined in the Long-Term Incentive Plan), (iii) options to purchase 343 Shares at an exercise price of $1.00 per Share were granted to each of the Company's non-employee directors on January 2, 1998 pursuant to the Handy & Harman Outside Director Stock Option Plan, (iv) on February 5, 1998, Roger E. Tetrault, a director of the Company, exercised options to purchase 343 shares at an exercise price of $1 per Share, and (v) ordinary course purchases of Shares have been made for the accounts of participating employees, including executive officers, pursuant to the Company's 401(k) Plan and Employee Stock Purchase Plan. The Company is currently verifying its response to this Item 6(a), and will update its response if other information comes to its attention.

     (b) To the extent currently known to the Company, each executive officer, director, affiliate or subsidiary of the Company currently intends to tender, pursuant to the Offer, all Shares which are held of record or beneficially owned by such person (other than options which are subject to cash-out pursuant to the Merger Agreement).

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     (a) Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiations in response to the Offer that relates to or would result in
(i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company;
(iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.


     (b) Except as described in Item 3(b) or 4 above (the provisions of which are hereby incorporated herein by reference), there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in Item 7(a).

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

  Shareholder Litigation Relating to Initial WHX Offer

     William Steiner v. Handy & Harman et al. On December 26, 1997, in connection with the Initial WHX Offer, William Steiner, individually and on behalf of all other shareholders of the Company similarly situated, filed a purported class action complaint in the Supreme Court of the State of New York for the County of New York against the Company and each of the Company's directors. The complaint alleges, among other things, that the defendants breached their fiduciary duties to the Company and its shareholders by (i) not appointing an independent committee to evaluate the Initial WHX Offer and to explore business opportunities with WHX, (ii) refusing to negotiate with WHX,
(iii) not pursuing alternative transactions, and (iv) amending the Company's By-laws to provide that the annual meeting of shareholders be held on such date and at such time as the Company's Board of Directors so determine. The plaintiff seeks as relief, among other things, (i) an order from the court requiring that the individual defendants (A) undertake an independent evaluation of strategic alternatives to maximize value for the Company's shareholders, (B) take actions to ensure that no conflicts of interest exist between defendants' own interests and their fiduciary obligations to the Company's shareholders and (C) utilize the Company's shareholder rights plan in a manner that will maximize shareholder value; (ii) a declaration that the December 23, 1997 amendment to the Company's By-laws is null and void; and (iii) unspecified monetary damages and attorneys' fees and expenses. The defendants believe that the lawsuit is without merit and intend to defend themselves vigorously. The foregoing description is qualified in its entirety by reference to the full text of the complaint which is filed herewith as Exhibit 41 and is incorporated herein by reference.

     Harbor Finance Partners v. Handy & Harman et al. On January 7, 1998, in connection with the Initial WHX Offer, Harbor Finance Partners, on behalf of itself and all other shareholders of the Company similarly situated, filed a purported class action complaint in the Supreme Court of the State of New York for the County of New York against the Company and certain of the Company's directors. The complaint alleges, among other things, that the individual defendants have breached their fiduciary duties to the Company and its shareholders by (i) failing to properly consider the Initial WHX Offer on a fully informed basis, (ii) failing and refusing to negotiate with representatives of WHX and (iii) impairing the franchise rights of the Company's shareholders by, among other things, amending the Company's By-laws to permit the Board of Directors to schedule the date and time of the annual meeting of shareholders. The plaintiff seeks as relief, among other things, (i) an order from the court requiring that the individual defendants (a) cooperate fully with any entity or person, including WHX, having a bona fide interest in proposing any transaction that would maximize shareholder value, (b) immediately undertake an appropriate evaluation of, and take appropriate steps to enhance, the Company's value as a merger or acquisition candidate, (c) take certain steps to expose the Company to the marketplace in an effort to create an active auction of the Company, (d) act independently so that the interests of the Company's public shareholders will be protected, and (e) ensure that no conflicts of interest exist between the individual defendants' own interests and their fiduciary obligation to maximize shareholder value or, if such conflicts of interest exist, ensure that such conflicts of interest are resolved in the best interests of the Company's public shareholders; and (ii) unspecified monetary damages, including a reasonable allowance for attorneys' and experts' fees. The defendants believe that the lawsuit is without merit and intend to defend themselves vigorously. The foregoing description is qualified in its entirety by reference to the full text of the complaint which is filed herewith as Exhibit 42 and is incorporated herein by reference.

SECTION 912 OF THE NEW YORK BUSINESS CORPORATION LAW

     Section 912 of the NYBCL regulates certain business combinations, including mergers, of a New York corporation, such as the Company, with a person that has, individually or with or through its affiliates or associates, acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding voting stock of such corporation. Since the Company's Board has approved the Merger Agreement, the Offer and the Merger, Section 912 of the NYBCL will not apply to the Offer and the Merger.

CHANGE IN CONTROL PROVISIONS IN BANK DEBT

     The Company is party to a Revolving Credit Agreement, dated as of September 29, 1997 (the 'Credit Agreement'), with certain financial institutions as lenders and The Bank of Nova Scotia as Administrative Agent. Under the Credit Agreement, an 'Event of Default' will occur if there is a 'Change in Control', which would be deemed to occur if any person, or two or more persons acting in concert, acquired beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of 30% or more of the outstanding shares of voting stock of the Company. Unless waived, the occurrence of an Event of Default (i) prohibits the Company from borrowing additional money under the Credit Agreement and (ii) permits certain of the lenders under the Credit Agreement to declare all or any portion of the outstanding borrowings under the Credit Agreement to be due and payable. The Note Agreements relating to the Company's $125,000,000 7.31% Senior Notes due 2001 (the 'Notes'), each dated as of April 17, 1997, by and between the Company and the purchasers listed therein (collectively, the 'Note Agreements'), do not contain any 'change of control' provisions. However, under the Note Agreements, an Event of Default will occur if (i) the Company is in default in the performance or compliance with any term of any evidence of any debt (other than debt under the Note Agreements) with an outstanding principal amount of at least $5,000,000 or any other condition exists, and as a consequence of such default or condition, such debt becomes due and payable before its stated maturity or (ii) the Company becomes obligated to purchase or repay any debt (other than debt under the Note Agreements) before its regularly scheduled dates of payment in an aggregate outstanding principal amount of at least $5,000,000 (unless the Company simultaneously offers to purchase a proportionate amount of Notes). Pursuant to the Merger Agreement, the Company has agreed to use its reasonable efforts to obtain any consent required to avoid a default or breach of the Credit Agreement and the Note Agreements resulting from the Merger Agreement, the Offer or the Merger. In addition, pursuant to the provisions of the Merger Agreement, WHX has agreed, at the closing of the Merger, unless the Company has obtained the lenders' consent to the Merger and a waiver of the change in control provision of the Credit Agreement, to repay all outstanding borrowings under the Credit Agreement in accordance with the terms thereof such that no event of default will exist as a result of the transactions contemplated by the Merger Agreement.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

 EXHIBIT
  NUMBER    DESCRIPTION
----------  --------------------------------------------------------------------------------------------------------
    1.       --   Confidentiality Agreement, dated as of February 28, 1998, between the Company and WHX Corporation.
    2.       --   Agreement and Plan of Merger, dated as of March 1, 1998, by and among WHX Corporation, HN
                  Acquisition Corp. and the Company.
    3.       --   Amendment, dated as of March 1, 1998, to the Rights Agreement, dated as of January 27, 1989, as amended as of April 25, 1996 and October 22, 1996.
    4.       --   Agreement dated as of May 1, 1989 between the Company and Richard N. Daniel.
    5.       --   Amendment to Agreement dated as of May 1, 1989 between the Company and Richard N. Daniel approved by the Company's Board of Directors on May 11, 1993.
    6.       --   Amendment to Agreement dated as of May 1, 1989 between the Company and Richard N. Daniel approved by the Company's Board of Directors on September 28, 1995.
    7.       --   Restated Amendment to Agreement with Richard N. Daniel, dated February 26, 1998.
    8.       --   Executive Agreement, dated as of July 1, 1989, between the Company and Frank E. Grzelecki.
    9.       --   Amendment, dated as of July 1, 1989, to Agreement, dated as of July 1, 1989 between the Company and Frank E. Grzelecki.
   10.       --   Amended and Restated Agreement, dated as of November 3, 1995, between the Company and Frank E.
                  Grzelecki.
   11.       --   Restated Confirmation Agreement with Frank E. Grzelecki, dated February 26, 1998.
   12.       --   Employment Agreement, dated as of October 22, 1996, between the Company and Robert D. LeBlanc.
   13.       --   Supplemental Agreement, dated as of May 14, 1997, between the Company and Robert D. LeBlanc.
   14.       --   Amendment, dated February 26, 1998, to Supplemental Agreement with Robert D. LeBlanc.
   15.       --   Amended and Restated Agreement with Paul E. Dixon, dated February 26, 1998.
   16.       --   Amended and Restated Agreement with Robert F. Burlinson, dated February 27, 1998.
   17.       --   Amended and Restated Agreement with Dennis C. Kelly, dated February 26, 1998.
   18.       --   Amended and Restated Agreement with Dennis R. Kuhns, dated February 26, 1998.
   19.       --   Form of Executive Agreement dated as of September 2, 1986, between the Company and Robert M.
                  Thompson.
   20.       --   Amendment to the Form of Executive Agreement approved in December 1988.
   21.       --   Amendment dated February 26, 1998 to Executive Agreement with Robert M. Thompson.
   22.       --   Amended and Restated Supplemental Executive Retirement Plan as of January 1, 1998, approved on
                  February 26, 1998.
   23.       --   Handy & Harman Supplemental Executive Plan.
   24.       --   Handy & Harman Executive Post-Retirement Life Insurance Program.
   25.       --   Handy & Harman Management Incentive Plan-Corporate Group.
   26.       --   Amendment to Management Incentive Plan, approved January 22, 1998.
   27.       --   Handy & Harman Outside Director Stock Option Plan.

   28.       --   Handy & Harman 1988 Long-Term Incentive Plan.
   29.       --   Amendment to Handy & Harman 1988 Long-Term Incentive Plan approved in December 1988.

 EXHIBIT
  NUMBER    DESCRIPTION
----------  --------------------------------------------------------------------------------------------------------
   30.       --   Amendment to Handy & Harman 1988 Long-Term Incentive Plan approved in June 1989.
   31.       --   Amendment to Long-Term Incentive Plan approved January 22, 1998.
   32.       --   Handy & Harman 1982 Stock Option Plan.
   33.       --   Amendment to Handy & Harman 1982 Stock Option Plan.
   34.       --   Subsidiary, Division, Group or Unit Management Incentive Plan, as amended and restated on December
                  15, 1994.
   35.       --   Handy & Harman Deferred Fee Plan for Directors, as amended and restated on December 15, 1994, effective as of January 1, 1995.
   36.       --   Handy & Harman Long-Term Incentive Stock Option Plan.
   37.       --   Handy & Harman 1995 Omnibus Stock Incentive Plan.
   38.       --   Letter to Shareholders, dated March 6, 1998.*
   39.       --   Text of Joint Press Release issued by the Company and WHX Corporation, dated March 2, 1998.
   40.       --   Opinion of Goldman, Sachs & Co., dated March 1, 1998.*
   41.       --   Complaint filed in action entitled William Steiner, individually and on behalf of all other shareholders similarly situated v. Handy & Harman et al.
   42.       --   Complaint filed in action entitled Harbor Finance Partners, on behalf of itself and all other shareholders similarly situated v. Handy & Harman et al.

------------------
* Included in copies of the Schedule 14D-9 mailed to shareholders.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 6, 1998

                                          HANDY & HARMAN
                                          BY: _________/S/ PAUL E. DIXON________
                                                       Paul E. Dixon
                                                   Senior Vice President,
                                               General Counsel and Secretary

                                                                         ANNEX A

                                 HANDY & HARMAN

                                250 PARK AVENUE
                               NEW YORK, NY 10177

                      ------------------------------------

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

                      ------------------------------------

     This Information Statement is being mailed on or about March 6, 1998 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the 'Schedule 14D-9') of Handy & Harman, a New York corporation (the 'Company'), to the holders of record of shares of common stock, par value $1.00 per share, of the Company (the 'Shares'). You are receiving this Information Statement in connection with the possible election of persons designated by WHX Corporation, a Delaware corporation ('WHX'), to a majority of the seats on the Board of Directors of the Company (the 'Board' or 'Board of Directors').

     Pursuant to an Agreement and Plan of Merger, dated as of March 1, 1998, by and among WHX, HN Acquisition Corp., a New York corporation and a wholly owned subsidiary of WHX (the 'Purchaser'), and the Company, the Purchaser has commenced a tender offer (the 'Offer') for all of the issued and outstanding Shares at a price of $35.25 per Share, net to the seller in cash, and following consummation of the Offer, the Purchaser will be merged with and into the Company (the 'Merger'), with the Company surviving as a wholly owned subsidiary of WHX.

     The Merger Agreement provides that, promptly after the purchase of and payment for a majority of the outstanding Shares pursuant to the Offer, WHX will be entitled to designate such number of directors as will give WHX representation on the Board proportionate to its ownership interest in the Shares, rounded up to the next whole number. The Merger Agreement requires the Company to use its best efforts to cause the WHX designees (the 'WHX Designees') to be elected to the Board under the circumstances described therein. This Information Statement is being mailed to shareholders of the Company pursuant to
Section 14(f) of the Securities Exchange Act of 1934, as amended (the 'Exchange Act'), and Rule 14f-1 thereunder.

     You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Schedule 14D-9.

     The information contained in this Information Statement concerning WHX, the Purchaser and the WHX Designees has been furnished to the Company by WHX. The Company assumes no responsibility for the accuracy or completeness of such information.

                   CERTAIN INFORMATION REGARDING THE COMPANY

GENERAL


     The Shares are the only class of voting securities of the Company outstanding. Each issued and outstanding Share is entitled to one vote. As of March 1, 1998, 12,132,288 Shares were issued and outstanding and 1,370,104 Shares were reserved for issuance upon the exercise of certain options outstanding.

RIGHT TO DESIGNATE DIRECTORS; THE WHX DESIGNEES

     The Merger Agreement provides that, subject to compliance with applicable law, promptly upon the purchase of and payment by WHX for Shares pursuant to the Offer which represent at least a majority of the outstanding Shares (on a fully diluted basis), WHX will be entitled to designate such number of directors on the Board as is equal to the product of the total number of directors on the Board (determined after giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Purchaser, WHX and any of their affiliates bears to the total number of Shares then outstanding (such number being the 'Board Percentage'); provided, however, that if the number of Shares purchased by WHX or any of its subsidiaries equals or exceeds 50.01% of the outstanding Shares, the Board Percentage will constitute at least a majority of the members of the Board. The Company will, upon request of the Purchaser, use its best efforts to cause the WHX Designees to satisfy the Board Percentage, including, without limitation, increasing the size of the Board (which, pursuant to the Company's Restated Certificate of Incorporation, as amended, has a maximum number of twelve directors) and securing the resignations of incumbent directors. Notwithstanding the foregoing, until the effective time of the Merger, the Company will retain on the Board at least two directors who were directors of the Company on the date of the Merger Agreement; provided, that subsequent to the purchase of and payment for Shares pursuant to the Offer, WHX will always have its designees represent at least a majority of the entire Board.

     Set forth below is certain information with respect to the initial WHX
Designees:

                                                               PRINCIPAL OCCUPATION OR EMPLOYMENT;
                                                                     MATERIAL POSITIONS HELD
NAME AND PRINCIPAL BUSINESS ADDRESS                AGE              DURING THE PAST FIVE YEARS
------------------------------------------------   ---   ------------------------------------------------
Paul W. Bucha ..................................   54    Director of WHX; President of Paul W. Bucha &
  Paul W. Bucha and Company, Inc.                          Company, Inc., an international marketing
  Foot of Chapel Avenue                                    consulting firm; President of BLHJ, Inc., an
  Jersey City, New Jersey 07305                            international consulting firm; President of
                                                           Congressional Medal of Honor Society of U.S.
                                                           since September 1995.

Robert A Davidow ...............................   55    Director of WHX; Private Investor; Director of
  11601 Wilshire Boulevard                                 Arden Group, Inc.
  Suite 1940
  Los Angeles, California 90025


Ronald LaBow ...................................   63    Chairman of the Board and Director of WHX;
  110 East 59th Street                                     President of Stonehill Investment Corp.;
  New York, New York 10022                                 Director of Regency Equities Corp., a real
                                                           estate company.

Howard Mileaf ..................................   61    Vice President, Special Counsel of WHX since
  110 East 59th Street                                     April 1993; Trustee/Director of Neuberger &
  New York, New York 10022                                 Berman Equity Mutual Funds.

                                                               PRINCIPAL OCCUPATION OR EMPLOYMENT;
                                                                     MATERIAL POSITIONS HELD
NAME AND PRINCIPAL BUSINESS ADDRESS                AGE              DURING THE PAST FIVE YEARS
------------------------------------------------   ---   ------------------------------------------------
Stewart E. Tabin ...............................   41    Assistant Treasurer of WHX; Vice President of
  110 East 59th Street                                     Stonehill Investment Corp.
  New York, New York 10022

Neale X. Trangucci .............................   40    Assistant Treasurer of WHX; Vice President of
  110 East 59th Street                                     Stonehill Investment Corp.
  New York, New York 10022

Marvin L. Olshan ...............................   70    Director and Secretary of WHX; Partner, Olshan
  Olshan Grundman Frome & Rosenzweig LLP                   Grundman Frome & Rosenzweig LLP.
  505 Park Avenue
  New York, New York 10022

     WHX has advised the Company that each of the initial WHX Designees has consented to serve on the Board of Directors of the Company and that, to the best of its knowledge, none of the WHX Designees (i) has a family relationship with any of the directors or executive officers of the Company, (ii) beneficially owns any securities (or rights to acquire securities) of the Company or (iii) has been involved in any transactions, or has any business relationships with the Company or any of its directors, executive officers or affiliates, of the type required to be disclosed pursuant to Rule 14f-1 under the Exchange Act.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

     Certain information concerning the current directors and executive officers of the Company as of March 1, 1998 is set forth below:

                                                                                                              DIRECTOR
       NAME OF DIRECTOR OR                                                                                   OR OFFICER

        EXECUTIVE OFFICER          AGE                        POSITION WITH THE COMPANY                        SINCE
---------------------------------- ---   ------------------------------------------------------------------- ----------
Richard N. Daniel(1).............. 62    Chairman of the Board, Chief Executive Officer and Director            1974
Frank E. Grzelecki(1)............. 60    Vice Chairman of the Board and Director                                1988
Robert D. LeBlanc................. 48    President, Chief Operating Officer and Director                        1996
Clarence A. Abramson(3)........... 65    Director                                                               1991
Robert E. Cornelia(1)(3).......... 64    Director                                                               1991
Gerald G. Garbacz(2).............. 61    Director                                                               1988
Gouverneur M. Nichols(1)(2)....... 79    Director                                                               1973
Hercules P. Sotos(1)(3)........... 64    Director                                                               1993
Elliot J. Sussman(2).............. 46    Director                                                               1995
Roger E. Tetrault(2)(3)........... 56    Director                                                               1996
Robert F. Burlinson............... 58    Vice President and Treasurer                                           1996
Paul E. Dixon..................... 53    Senior Vice President, General Counsel and Secretary                   1992
Dennis C. Kelly................... 45    Controller                                                             1993
Robert M. Thompson................ 65    Vice President                                                         1984
Dennis R. Kuhns................... 39    Corporate Vice President                                               1997

------------------
(1) Member of the Executive Committee.
(2) Member of the Audit Committee.
(3) Member of the Compensation Committee.

     RICHARD N. DANIEL has been a director of the Company since 1974 and Chairman of the Board and Chief Executive Officer of the Company since May 1992. Previously, Mr. Daniel was Chairman of the Board, President and Chief Executive Officer of the Company. Mr. Daniel is also a director of the Treasurer's Fund, Inc.

     FRANK E. GRZELECKI has been a director of the Company since 1988 and Vice Chairman of the Board since 1997. Previously, Mr. Grzelecki was President and Chief Operating Officer of the Company from 1992 to 1997 and prior thereto, Vice Chairman of the Board of the Company from 1989 to 1992. Mr. Grzelecki is also a director of Chartwell Re Corporation, Barnes Group Inc., The Morgan Group, Inc. and Spinnaker Industries, Inc.

     ROBERT D. LEBLANC has been a director of the Company since 1997 and President and Chief Operating Officer of the Company since 1997. Mr. LeBlanc was Executive Vice President of the Company from 1996 to 1997. Prior to 1996, Mr. LeBlanc was Executive Vice President of Elf Atochem North America, Inc.

     CLARENCE A. ABRAMSON has been a director of the Company since 1991. Mr. Abramson has been a healthcare industry consultant since January 1994 and is President of Healthcare Ventures International, Inc., where he also serves as a director. Mr. Abramson is also a director of PolyPharm Corp., Acorda Therapeutics, Inc. and Gulfstream Pharmaceuticals, LLC. Previously, Mr. Abramson was Vice President and Secretary of Merck & Co., Inc. (a major pharmaceutical company) from 1990 to 1993.

     ROBERT E. CORNELIA has been a director of the Company since 1991 and has been a management consultant for over five years.


     GERALD G. GARBACZ has been a director of the Company since 1988. Mr. Garbacz has been President and Chief Executive Officer of Nashua Corporation since January 1996, the Chairman of Nashua Corporation since June 1996 and the Chairman of Cerion Technologies since May 1996. Previously, Mr. Garbacz was Chairman, Chief Executive Officer and a director of Baker & Taylor, Inc. (a distributor of books, video and other media materials) from March 1992 to July 1994 and Executive Vice President of W. R. Grace & Co. (a multinational company) since prior to March 1992.

     GOUVERNEUR M. NICHOLS has been a director of the Company since 1973 and has been a business consultant for over five years.

     HERCULES P. SOTOS has been a director of the Company since 1993. Prior to his retirement in 1995, Mr. Sotos was President of International Playtex Inc. and Vice Chairman and a director of Playtex Products, Inc. (a manufacturer of health and beauty aid products) since prior to January 1991. Mr. Sotos is also a director of PNC Bank, New England.

     ELLIOT J. SUSSMAN has been a director of the Company since 1995. Dr. Sussman has been President and Chief Executive Officer and a director of Lehigh Valley Health Network, Inc. and Lehigh Valley Hospital, Inc. since 1993 and has been a Professor of Medicine at Pennsylvania State University since 1994. Previously, Dr. Sussman was Associate Dean and Professor of Medicine at University of Chicago since prior to January 1991. Dr. Sussman is also the Chairman of the Board and President of PennHEALTH, Inc. d.b.a. PennCARE.

     ROGER E. TETRAULT has been a director of the Company since 1996. Mr. Tetrault has been Vice Chairman and Chief Executive Officer of McDermott International, Inc. and J. Ray McDermott, S.A. since March 1997. Previously, Mr. Tetrault was President of General Dynamics Land Systems, Inc. from 1993 to 1997 and President of the Electric Boat Division of General Dynamics Corporation from 1991 to 1993.

     ROBERT F. BURLINSON has been Vice President of the Company since 1996 and Vice President and Treasurer of the Company since 1997. Previously, Mr. Burlinson was Senior Vice President, Chief Financial Officer and Treasurer of The National Guardian Corporation from 1986 to 1995 and a director from 1991 to 1995.

     PAUL E. DIXON has been Senior Vice President, General Counsel and Secretary of the Company since 1997. Previously, Mr. Dixon was Vice President, General Counsel and Secretary of the Company from 1993 to 1997, Vice President and General Counsel of the Company from 1992 to 1993 and Senior Vice President and General Counsel of The Warnaco Group, Inc. since prior to 1990.

     DENNIS C. KELLY has been Controller of the Company since 1993. Previously, Mr. Kelly was Assistant Controller of the Company from 1989 to 1993.

     ROBERT M. THOMPSON has been Vice President of the Company since 1994. Previously, Mr. Thompson was Group Vice President of the Company from 1984 to 1994.


     DENNIS R. KUHNS has been Corporate Vice President since 1997. Previously, Mr. Kuhns was President of the Specialty Wire Group of Maryland Specialty Wire, a wholly owned subsidiary of the Company, since 1996.

FAMILY RELATIONSHIPS

     There are no family relationships between any of the directors or executive officers of the Company. The regular term of office for all directors and executive officers is one year. There are no arrangements or understandings between any director or executive officer and any other person pursuant to which such director or officer was elected to be a director or officer.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Board of Directors has a standing Executive Committee, Audit Committee and Compensation Committee. The Board does not have a Nominating Committee.

     The Executive Committee is empowered by the By-laws to act during the intervals between meetings of the Board and to exercise all powers of the Board in the management and direction of the business of the Company, except such powers that by law or the Company's Certificate of Incorporation or By-laws may not be delegated to the Executive Committee. The Executive Committee did not meet during 1997.

     The Audit Committee is empowered by the Board, under the Company's By-laws, to review the scope and procedures to be followed in the conduct of the audit by the Company's independent auditors and also to review the findings and recommendations by the auditors resulting from the audit. The Committee also meets with the auditors to review the adequacy of the Company's internal controls and any significant changes in the accounting practices or audit reporting requirements followed. The Committee also functions to approve the professional services provided by the independent auditors, review the independence of the auditors and consider the amount and relationships of the non-audit fees to the audit fees of the auditors. The Audit Committee met two times during 1997.

     The Compensation Committee, whose powers are discussed under 'Executive Compensation' below, met seven times during 1997.

BOARD MEETINGS

     The Board conducted eight meetings in person during 1997. Two additional meetings were conducted by teleconference. During 1997, all of the directors attended, in person or by teleconference, at least 75% of the total number of meetings of the Board and of the Committees on which they serve.

COMPENSATION OF DIRECTORS

     Each director of the Company, other than each officer who was also a director, was compensated quarterly for all services as a director including regular Board attendance at the rate of $23,400 per annum. Effective from

December 18, 1997, directors are also compensated $1,000 for each special meeting of the Board attended in person and $500 for each special meeting attended by telephone. Also, $1,000 is paid for each committee meeting attended in person and $500 for each committee meeting attended by telephone if the meeting is held on a date separate from a Board meeting.

     The Company carries insurance providing indemnification, under certain circumstances, to all the directors and officers of the Company for claims against them by reason of, among other things, any act or failure to act in their capacities as directors or officers. No sums have been paid to any past or present director or officer of the Company under this or any prior indemnification insurance policy.

     The Handy & Harman Outside Director Stock Option Plan (the 'Directors' Plan'), which was approved by the Company's shareholders in 1990, provides for the granting of options to each non-employee member of the Board. The purpose of the Directors' Plan is to foster and promote the long-term financial success of the Company and materially increase shareholder value by enabling the Company to attract and retain the services as directors of outstanding individuals whose judgment, interest and special effort are essential to the successful conduct of the Company's business and affairs.

     The Directors' Plan provides for the granting of options to directors of the Company (who are not employees of the Company) to acquire an aggregate of 100,000 Shares. The Directors' Plan provides that annual grants of options are to be made on the first business day of each year to purchase an amount of Shares determined by dividing 50% of the annual retainer fee of each outside director by the fair market value of a Share on the date of grant. The options are exercisable for ten years after the date of grant. The exercise price is $1.00 per Share and upon exercise, payment must be made in full in cash or cash equivalents. No options may be granted after September 28, 1999.

                           STOCK OWNERSHIP OF CERTAIN
                        BENEFICIAL HOLDERS & MANAGEMENT

     The following table sets forth, as of March 1, 1998, certain information as to those persons who were beneficial owners of more than 5% of the 12,132,288 Shares issued and outstanding as of such date and as to the Shares beneficially owned by each of the Company's directors and named executive officers and by all the Company's executive officers and directors as a group (as defined in Section 13(d)(3) of the Exchange Act):

                                                                        AMOUNT AND NATURE
                                                                          OF BENEFICIAL      PERCENTAGE OF
                                                                            OWNERSHIP            CLASS
                      NAME OF BENEFICIAL OWNER                              (1)(6)(7)         OUTSTANDING
---------------------------------------------------------------------   -----------------    -------------
Gabelli Funds, Inc. and affiliates(2) ...............................       1,225,426             10.1%
  One Corporate Center

  Rye, New York 10580-1434
Kennedy Capital Management, Inc.(3) .................................         606,475              5.0
  10829 Olive Blvd.
  St. Louis, Missouri 63141
Neuberger & Berman, LLC and affiliates(4) ...........................         617,908              5.1
  605 Third Avenue
  New York, New York 10158-3698
WHX Corporation(5) ..................................................       1,649,455             13.6
HN Acquisition Corp.
  110 East 59th Street
  New York, New York 10022
Richard N. Daniel....................................................         513,454              4.1
Frank E. Grzelecki...................................................         388,642              3.1
Clarence A. Abramson.................................................           5,264                *
Robert E. Cornelia...................................................           5,264                *
Gerald G. Garbacz....................................................           7,177                *
Robert D. LeBlanc....................................................         100,111                *
Gouverneur M. Nichols(6).............................................          51,338                *
Hercules P. Sotos....................................................           5,068                *
Elliot J. Sussman....................................................           3,725                *
Roger E. Tetrault....................................................           3,026                *
Robert F. Burlinson..................................................          25,136                *
Paul E. Dixon........................................................          68,340                *
Dennis C. Kelly......................................................          45,178                *
Robert M. Thompson...................................................          39,924                *
Dennis R. Kuhns......................................................          42,463                *
All Executive Officers and Directors as a Group (15 persons).........       1,304,110              9.9

------------------

   *  Less than 1%.

 (1) As used herein, 'beneficial ownership' means the sole or shared power to vote, or to direct the voting of, a security or the sole or shared investment power with respect to a security (i.e., the power to dispose of, or to direct the disposition of, a security) held by contract, arrangement, understanding, relationship or otherwise. In addition, for purposes hereof, a person is deemed, as of any date, to have 'beneficial ownership' of any security that such person has the right to acquire within 60 days after such date.

 (2) Based upon information obtained from the Statement on Schedule 13G, dated February 23, 1998, filed by Gabelli Funds, Inc. and affiliates.

 (3) Based upon information obtained from the Statement on Schedule 13G, dated February 11, 1998, filed by Kennedy Capital Management, Inc.


                                              (Footnotes continued on next page)

(Footnotes continued from previous page)


 (4) Based upon information obtained from the Statement on Schedule 13G, dated January 27, 1998, filed by Neuberger & Berman, LLC and affiliates.

 (5) Based upon information obtained from the Statement on Schedule 13D, dated March 3, 1998, filed by WHX Corporation and HN Acquisition Corp.

 (6) The Shares set forth in the table do not include 52,470 Shares owned by the wife of a director, as to which the director has disclaimed beneficial ownership.

 (7) Figures shown include Shares issuable upon exercise of options (including options which will become exercisable upon consummation of the Offer) as follows: 402,500 Shares for Mr. Daniel, 90,000 Shares for Mr. LeBlanc, 348,500 Shares for Mr. Grzelecki, 60,250 Shares for Mr. Dixon, 25,000 Shares for Mr. Burlinson, 40,000 Shares for Mr. Kelly, 22,000 Shares for Mr. Thompson, 40,000 Shares for Mr. Kuhns, 3,816 Shares for Mr. Abramson, 343 Shares for Mr. Garbacz, 3,068 Shares for Mr. Sotos, 1,725 Shares for Mr. Sussman and 1,026 Shares for each of Mr. Cornelia and Mr. Nichols.

                             EXECUTIVE COMPENSATION

     The Company's executive compensation program is administered by the Compensation Committee, which is comprised of four independent, non-employee directors of the Company. The Compensation Committee is empowered by the Board to review the salaries paid to the Company's officers each year and recommend to the Board any adjustments that it deems appropriate. It also reviews the nature and scope of the services rendered each year by the participants in the Handy & Harman Management Incentive Plan of the Company and the corresponding benefits derived by the Company from such services. Then, based on the review of management recommendations, the Compensation Committee awards bonuses to the participants in accordance with the Handy & Harman Management Incentive Plan. The Committee also reviews and recommends to the Board the granting and awarding of restricted stock under the Company's 1988 Long-Term Incentive Plan and the granting of stock options and Stock Appreciation Rights (SARs) under the Company's 1995 Omnibus Stock Incentive Plan.

                           SUMMARY COMPENSATION TABLE

     The following table provides information on the compensation provided by the Company to the Company's Chief Executive Officer and the next four most highly paid executive officers:

                           SUMMARY COMPENSATION TABLE

                                                                                      LONG-TERM
                                                                                    COMPENSATION
                                                                ANNUAL          ---------------------
                                                             COMPENSATION       RESTRICTED
                                                          ------------------      STOCK       OPTIONS       ALL OTHER
                                                          SALARY      BONUS     AWARDS (3)    SHARES     COMPENSATION (1)
                NAME & POSITION                   YEAR      ($)        ($)         ($)          (#)            ($)
-----------------------------------------------   ----    -------    -------    ----------    -------    ----------------
R. N. Daniel...................................   1997    470,000    322,000           --     160,000           8,660
  Chairman and CEO                                1996    470,000    170,000      208,069      50,000           7,834

                                                  1995    423,862    215,000           --      30,000           6,186
F. E. Grzelecki................................   1997    422,862    295,000           --     150,000           6,795
  Vice Chairman                                   1996    410,000    150,000      178,956      40,000           6,186
                                                  1995    363,860    190,000           --      25,000           5,008
P. E. Dixon....................................   1997    195,700    142,000           --      25,000           3,446
  Senior Vice President,                          1996    179,000     70,000       57,369      15,000           3,195
    General Counsel & Secretary                   1995    164,346     80,000           --      15,000           1,995
R. D. LeBlanc..................................   1997    300,000    198,000           --      40,000         109,690(2)
  President and COO                               1996     34,617         --           --      50,000          70,000(2)
                                                  1995         --         --           --          --              --
R. F. Burlinson................................   1997    165,000     84,000           --      10,000           4,560
  Vice President and Treasurer                    1996     41,250         --           --      15,000          10,000(3)
                                                  1995         --         --           --          --              --

------------------
(1) Company matching contributions under the 401(k) Savings Plan for Messrs. Daniel, Grzelecki, Dixon, LeBlanc and Burlinson: (A) for 1997 were $2,400, $2,400, $2,400, $2,400 and $2,400; (B) for 1996 were $2,250, $2,250, $2,250,
    $0 and $0; and (C) for 1995 were $2,250, $2,250, $1,282, $0 and $0, respectively.

    The Company maintains a supplemental life insurance program for its officers providing a variable, appreciable life insurance policy on each participant in an amount equal to four times annual base salary up to retirement and two times such annual base salary after retirement. The program was funded by the Company's purchasing individual insurance policies on the life of each officer. The costs of this program for Messrs. Daniel, Grzelecki, Dixon, LeBlanc and Burlinson: (A) for 1997 were $6,260, $4,395, $1,046, $1,200 and
    $2,160; (B) for 1996 were $5,584, $3,936, $945, $0 and $0, respectively; and
    (C) for 1995 were $3,936, $2,758, $713, $0 and $0, respectively.

(2) In connection with his employment with the Company, Mr. LeBlanc received $91,090 for relocation in 1997 and a signing bonus which was received in the amounts of $15,000 in 1997 and $70,000 in 1996. Mr. LeBlanc joined the Company in November 1996.

(3) In connection with his employment with the Company, Mr. Burlinson received a signing bonus of $10,000. Mr. Burlinson joined the Company in September 1996.

                                 BASE SALARIES

     The base salary of each officer was increased based on the recommendations of the Compensation Committee and an outside independent report. These increases reflected input submitted by the Company's Chief Executive Officer and the Compensation Committee's assessment of the individual performance contributions of each officer over the past year. The base salary of each officer is determined by the Compensation Committee annually. While the Committee uses the benchmarks as a reference point, a particular officer's base salary may vary depending upon his salary history, experience, performance and salary guidelines imposed by the budget.


                        ANNUAL INCENTIVE AWARDS FOR 1997

     The Company maintains the Handy & Harmon Management Incentive Plan (the 'Bonus Plan'), which is an annual incentive program that rewards selected officers and other key employees each year based on their contributions to the profits of the Company. Prior to the start of each Bonus Plan year, the Chief Executive Officer recommends those officers designated as participants for the upcoming year. Final selection of each participant rests with the Compensation Committee. For the 1997 fiscal year, all officers were selected for participation in the Bonus Plan.

     The available incentive pool for officers and selected corporate management participants is determined by a formula that represents 7 1/2% of consolidated pre-tax earnings in excess of 15% of shareholders' equity. An individual participant's award may not exceed 100% of the participant's salary in the fiscal year for which the incentive award was earned. If the excess earnings criterion is not met, at the sole discretion of the Compensation Committee, based upon the recommendation of the Chief Executive Officer, an amount may be provided for awards to participants to recognize overall effort of achieving objectives which enhance the Company's long-term growth potential. However, any discretionary award may not increase an employee's total incentive award under this provision to an amount in excess of 25% of the participant's base salary.

     For the 1997 fiscal year, corporate pre-tax earnings were in excess of the minimum shareholders' equity requirement and incentive awards to officers ranged from 20% to 69% of base salary.

                                 STOCK OPTIONS

                HANDY & HARMAN 1995 OMNIBUS STOCK INCENTIVE PLAN
 (SUCCESSOR TO THE HANDY & HARMAN LONG-TERM INCENTIVE STOCK OPTION PLAN ADOPTED
                                    IN 1991)

     The Handy & Harman 1995 Omnibus Stock Incentive Plan (the 'Option Plan') is intended to promote the interests of the Company and its shareholders by providing officers and other employees of the Company (including directors who are also employees of the Company) with appropriate incentives and rewards to encourage them to enter into and continue in the employ of the Company and to acquire a proprietary interest in the long-term success of the Company.

     After incorporating remaining 'shares available for options' from the predecessor plan (i.e., the Company's 1991 Long-Term Incentive Stock Option
Plan), the combined number of Shares subject to award under this Option Plan adopted at the 1995 Annual Meeting of Shareholders shall not exceed 1,000,000 Shares. The Compensation Committee of the Board of Directors may grant options, stock appreciation rights (tandem or standalone), Shares of restricted or phantom stock and stock bonuses, in such amounts and with such terms and conditions as the Compensation Committee shall determine, subject to the provisions of the Option Plan. Through 1997 only options have been awarded under the successor and predecessor plans. Certain shares under option with a term of 3 years become exercisable based on the Company's stock attaining specific trading prices. The remaining Shares under option with terms of 7 years and 10 years become exercisable cumulatively at the rate of 50% and 25% per year (20% for predecessor plan awarded options), respectively. Successor and predecessor plan transactions are as follows:

                                                            SHARES          SHARES UNDER OPTION           WEIGHTED
                                                          AVAILABLE     ---------------------------       AVERAGE
                                                          FOR OPTION     SHARES      RANGE OF PRICE    EXERCISE PRICE
                                                          ----------    ---------    --------------    --------------
Balance, January 1, 1995...............................     253,200       716,000    $ 9.625-16.625       $  13.74
Increase in Shares subject to award....................     746,800            --         --                    --
Options granted........................................    (162,000)      162,000     15.125-15.438          15.13
Options exercised......................................           -       (22,800)     9.625-12.937          12.25
Options expired........................................      28,200       (28,200)    11.313-16.625          13.67
                                                          ----------    ---------    --------------    --------------
Balance, December 31, 1995.............................     866,200       827,000    $ 9.625-16.625       $  14.06
Options granted........................................    (260,000)      260,000      17.75-18.625          17.92
Options exercised......................................          --       (78,500)     9.625-16.625          12.80
Options expired........................................      48,800       (48,800)    12.625-16.625          13.20
                                                          ----------    ---------    --------------    --------------
Balance, December 31, 1996.............................     655,000       959,700    $ 9.625-18.625       $  15.25
Options granted........................................    (581,200)      581,200     16.565-22.719          21.77
Options exercised......................................          --      (112,750)     9.625-17.75           13.24
Options expired........................................      45,050       (45,050)    12.063-17.75           15.16
                                                          ----------    ---------    --------------    --------------
Balance, December 31, 1997.............................     118,850     1,383,100    $12.563-22.719       $ 18.157
                                                          ----------    ---------    --------------    --------------
                                                          ----------    ---------    --------------    --------------

     During 1997, options to purchase 581,200 Shares were awarded. As of December 31, 1997, options to purchase 1,383,100 Shares were outstanding and no SARs had been issued. The exercise price of each option cannot be less than 100% of the fair market value of a Share at the time the option is granted.

     The predecessor plan, which covered a maximum of 1,000,000 Shares, was approved at the 1991 Annual Meeting of Shareholders. Such plan permitted the grant of non-qualified stock options and SARs. Outstanding Shares under option for this plan were incorporated into the Plan, as stated above.

     During 1997, options were granted to the executive officers named below. SARs may be granted under the Option Plan, but no such rights are outstanding. Set forth below is information concerning stock option grants to any named executive officer who was granted a stock option during 1997:

                            STOCK OPTION GRANTS 1997

                                                                                                   POTENTIAL REALIZABLE

                                                                                                          VALUE
                                                                                                    AT ASSUMED ANNUAL
                                                        INDIVIDUAL GRANTS                                 RATES
                                   ------------------------------------------------------------       OF STOCK PRICE
                                       # OF          % OF TOTAL                                        APPRECIATION
                                    SECURITIES        OPTIONS                                           FOR OPTION
                                    UNDERLYING       GRANTED TO                                         TERM(1)($)
                                      OPTION/       EMPLOYEES IN     EXERCISE OR     EXPIRATION    --------------------
                                   SARS GRANTED     FISCAL YEAR     BASE PRICE($)       DATE         5%          10%
                                   -------------    ------------    -------------    ----------    -------    ---------
R. N. Daniel....................      100,000            17            22.71875       09/25/00          --      188,000
                                       60,000            10            22.71875       09/25/04     555,000    1,293,000
F. E. Grzelecki.................      100,000            17            22.71875       09/25/00          --      188,000
                                       50,000             9            22.71875       09/25/04     462,500    1,077,500
P. E. Dixon.....................       25,000             4            22.71875       09/25/04     231,250      538,750
R. D. LeBlanc...................       40,000             7            22.71875       09/25/04     370,000      862,000
R. F. Burlinson.................       10,000             2            22.71875       09/25/04      92,500      215,500

------------------
(1) The dollar amounts under these columns are the result of calculations at the 5% and 10% rates set by the SEC and, therefore, are not intended to forecast possible future appreciation, if any, of the Company's stock price.

                                               (Footnote continued on next page)

(Footnote continued from previous page)
    No gain to the optionee is possible without an increase in stock price which will benefit all shareholders commensurately.

   The exercise price of the options granted is equal to the market value of the Shares on the date of the grant. Options with expiration date of 9/25/00 become exercisable based on the Company's stock attaining specified trading prices. Options with an expiration date of 9/25/04 become exercisable at the cumulative rate of 50% per year on each of the first anniversary dates.

              AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                       AND FOR YEAR-END OPTION/SAR VALUES

     The following table provides information with respect to options exercised by any named executive officer during 1997. In addition, this table provides the number and information with respect to unexercised options to purchase Shares as of December 31, 1997:

                                                                                                  VALUE OF UNEXERCISED
                                                                         NUMBER OF UNEXERCISED       IN-THE-MONEY(2)
                                                                            OPTIONS/SARS(1)           OPTIONS/SARS
                                                                            AT YEAR-END(#)           AT YEAR-END($)
                                                                         ---------------------    ---------------------

                                       SHARES ACQUIRED       VALUE           EXERCISABLE/             EXERCISABLE/
NAME                                   ON EXERCISE(#)     REALIZED($)        UNEXERCISABLE            UNEXERCISABLE
------------------------------------   ---------------    -----------    ---------------------    ---------------------
R. N. Daniel........................            --               --         197,500/205,000        3,747,000/2,850,000
F. E. Grzelecki.....................        19,000          172,322         166,500/182,000        3,107,000/2,501,000
P. E. Dixon.........................         7,750           44,345          12,500/47,750           233,000/707,000
R. D. LeBlanc.......................            --               --          12,500/77,500           198,500/1,066,500
R. F. Burlinson.....................            --               --           3,750/21,250            62,800/306,300

------------------
(1) No stock appreciation rights are outstanding.

(2) The value of the unexercised in-the-money options is calculated by multiplying the number of underlying Shares by the difference between the closing price of the Shares on the New York Stock Exchange at December 31, 1997 ($34.50) and the exercise price for these Shares. These values have not been realized.

                            LONG-TERM INCENTIVE PLAN

     The Company's 1988 Long-Term Incentive Plan (the 'LTIP') is a performance-based restricted stock plan where every other year key executives earn the right to receive Shares based on achievement of pre-established financial and individual performance goals. LTIP participants are selected by the Compensation Committee and include the Chief Executive Officer and the next four highest paid officers. No Shares of restricted stock were awarded in 1997.

     The LTIP establishes overlapping cycles with each cycle encompassing five fiscal years. Shares of restricted stock are awarded based on the results attained on the selected performance measures over the first three years of a cycle (the 'Performance Period'). The subsequent two-year time frame represents the period when restrictions lapse and the stock is earned (the 'Earn-out Period'). Shares are earned-out at the rate of 50% per year. Awards are generally made in the year immediately following the third year of each Performance Period. During the Earn-out Period, the Shares are held by the Company in escrow for the executive. The executive receives dividends on the restricted stock during the two-year Earn-out Period. See 'Identity and Background-- Arrangements with Executive Officers, Directors or Affiliates of the Company' in the attached Schedule 14D-9.

     The number of restricted Shares granted for each cycle is determined by a formula that considers the executive's base salary, the market value of the Shares and the executive's duties and responsibilities. The grant guidelines were developed by an independent compensation consultant hired by the Company.

     Long-term objectives are established under the LTIP which reflect both quantitative and qualitative measures. Results achieved on the quantitative component determine 70% of the restricted Share award and results achieved on the qualitative component determine 30% of the award.

     The quantitative measures include the following:

          -- Average Annual Return on Shareholders' Equity

          -- Average Annual Operating Income

     Qualitative performance measures include specific goals developed under several categories. Each goal is also weighted according to its relative importance to the executive's position.

     At the end of each three year cycle, the Compensation Committee determines the number of Shares to be awarded to each executive based upon the actual performance compared to the objectives.

     Based on the four cycles completed under the LTIP covering the ten year period from 1987 through 1997, a total of 135,775 Shares have been awarded, net of forfeitures as of December 31, 1997. The number of key management participants in each cycle has been between 20 and 35. Additional information for the fifth and sixth cycles under the LTIP is contained in the attached
Schedule 14D-9.

                                    PENSIONS

     The Company maintains the Handy & Harman Pension Plan, a defined benefit pension plan, which provides benefits generally to most salaried employees. The annual benefit for each participant that retires at normal retirement age (age
65) with at least 25 years of service is equal to 50% of career average pay minus $1,125. A proportionately reduced benefit is provided for retirement at age 65 with less than 25 years of service. The formula is applied to earnings averaged over the period from January 1, 1998 to retirement, with a minimum of five years of earnings included in the average. This definition of average earnings was amended in 1997. Prior to the amendment, the benefit was based on the earnings averaged over the period from January 1, 1993 to retirement, with a minimum of five years of earnings included in the average. Plan benefits accrued prior to October 31, 1992 are subject to annual cost of living adjustments up to a maximum of 4% per year.

     Career average pay under the Handy & Harman Pension Plan only includes salary and excludes bonuses or other incentive compensation. The Company maintains the Supplemental Executive Retirement Plan (the 'SERP') to provide corporate officers the amount of reduction in their formula pension benefits under the Handy & Harman Pension Plan on account of the limitation on pay under
Section 401(a)(17) of the Internal Revenue Code (which for 1998 is $160,000), and the limitation on benefits under Section 415 of the Internal Revenue Code of 1986, as amended (the 'Code') (which for 1998 is $130,000). The SERP also applies the Handy & Harman Pension Plan formula to the Career Average Pay (as defined in the SERP) after including 25% of the amounts received under the Company's Bonus Plan for services in 1995 and subsequently (50% for services prior to 1995). Amounts received under the SERP are not subject to cost of living increases.

     The following table shows the projected annual retirement benefits, payable on the basis of ten years of certain payments and thereafter for life, to each of the individuals listed in the 'Summary Compensation Table' above at age 65 assuming continuation of employment to age 65. The amounts shown under the Salary column below reflect the current rate of salary as plan compensation for Messrs. Daniel, Grzelecki, Dixon, LeBlanc and Burlinson of $470,000, $430,000, $205,000, $300,000 and $165,000, respectively, and include the benefits payable under both the Handy & Harman Pension Plan and the SERP. The amount of benefits shown under the Bonus column below would be payable under the SERP and assumes continuation of the amount of bonus for 1997 shown in the 'Summary Compensation Table' above.

                                                               SERVICE AT       ANNUAL RETIRMENT BENEFITS FROM:
                                        NORMAL RETIREMENT        NORMAL         -------------------------------
NAME                                          DATE           RETIREMENT DATE     SALARY      BONUS      TOTAL
-------------------------------------   -----------------    ---------------    --------    -------    --------
R. N. Daniel.........................   October 1, 2000      29 yrs.            $233,875    $33,780    $267,655
F. E. Grzelecki......................   July 1, 2002         13 yrs.             111,215     19,188     130,403
P. E. Dixon..........................   September 1, 2009    16 yrs. 10 mos.      68,256     11,951      80,207
R. D. LeBlanc........................   July 1, 2014         17 yrs. 8 mos.      105,210     17,491     122,701
R. F. Burlinson......................   December 1, 2004     8 yrs. 3 mos.        26,854      3,465      30,319

     In 1992, the Company adopted a supplemental executive plan (the 'Supplemental Plan') to provide the Company a further means to retain and encourage the productive efforts of Mr. Grzelecki. The Supplemental Plan provides for the accrual and immediate vesting of a monthly pension of $6,000 per month for Mr. Grzelecki, to be paid for life commencing on the later of July 1, 1997 and Mr. Grzelecki's departure from the Company. The pension provides for benefits on the basis of a ten year certain payment and for life thereafter. The Company and Mr. Grzelecki have agreed to convert the term of the payment pursuant to the Supplemental Plan from the longer of his life or ten years to the longer of his life or the life of his spouse, at an actuarially equivalent monthly amount. By action of the Compensation Committee, the Company has waived the requirement that Mr. Grzelecki depart the Company and authorized payments to begin effective March 1, 1998. The Company has purchased annuity policies to provide a source of funds to satisfy the Company's obligation to pay Mr. Grzelecki, although the Company continues to be responsible for payments under the Supplemental Plan.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE IN CONTROL AGREEMENTS

     In 1989, the Company entered into an agreement with Mr. Daniel (the 'Daniel Agreement') which replaced a prior agreement with Mr. Daniel. The Daniel Agreement provides for a three-year period of employment commencing on May 1, 1989, which was extended May 1 of each year from 1992 to 1996 for an additional three-year term. In May 1997, the Daniel Agreement was further extended for a term ending on April 30, 2000. If not further extended, the Daniel Agreement will terminate at the end of its current term. Effective October 1, 1995, the Board set Mr. Daniel's base salary at $470,000 per annum, which amount may be increased at the discretion of the Board. Mr. Daniel is also entitled to participate in the Company's benefit plans, including the Bonus Plan and the Option Plan. Prior to a recent amendment to the Daniel Agreement discussed below, the Daniel Agreement provided that if the Company terminates the Daniel Agreement other than for Cause (as defined therein) or Mr. Daniel terminates it for Good Reason (as defined therein), the Company is obligated to pay Mr. Daniel a lump sum amount equal to the sum of (i) the base salary he would receive to the end of the then current employment period and (ii) an amount equal to the Bonus Plan payments he received with respect to the most recent calendar year, multiplied by the remaining years of the employment period or portions thereof. Under the Daniel Agreement, he also becomes entitled to additional pension benefits under the Company's pension plans (the 'Pension Plan') and to receive title to a Company car. In addition, the Daniel Agreement provides that if any payments under the Daniel Agreement or any other payments or benefits received or to be received by Mr. Daniel would be subject to the excise tax imposed by
Section 280G and Section 4999 of the Code, the Company will reimburse Mr. Daniel for any such excise tax (and any income and excise tax due with respect to such reimbursement). The Company has also agreed to an amendment to the Daniel Agreement providing that, when his employment by the Company ends for whatever reason (other than for Cause), he and his wife would be entitled to medical benefits during their lives without cost to them in the same manner as then currently provided for active senior officers of the Company. On January 26, 1998, the Company amended the Daniel Agreement to provide that in the event that Mr. Daniel's employment is terminated by the Company (other than for Cause) or by Mr. Daniel for Good Reason, then the employment term shall continue through the third anniversary of the date of termination of Mr. Daniel's employment. On February 26, 1998, the Company restated the January 26th amendment to the Daniel Agreement to provide that any dispute or controversy between the Company and Mr. Daniel will be settled by arbitration, and that the Company will pay any fees incurred by Mr. Daniel in good faith in connection with such arbitration.

     The Company entered into an agreement with Frank E. Grzelecki as of July 1, 1989 (the '1989 Agreement') providing for the employment of Mr. Grzelecki. The 1989 Agreement provides that Mr. Grzelecki is entitled to an annual base salary, currently set at $430,000, as well as participation in the Bonus Plan, the Pension Plan and the other employee benefit and insurance plans of the Company. The 1989 Agreement also provides that if, after a Change in Control of the Company (as defined in the 1989 Agreement), Mr. Grzelecki's position, duties, responsibilities, status with the Company, base salary, employee benefits or location are changed in a manner materially adverse to his interest, then he may designate such change as an event which 'triggers' a three-year period of guaranteed employment by the Company. If the Company terminates Mr. Grzelecki without cause within such three-year period, or if Mr. Grzelecki elects to terminate his employment for any reason, the Company is obligated to pay Mr. Grzelecki a lump sum amount equal to the sum of (i) the base salary he would receive to the end of the employment period and (ii) an amount equal to the bonus payment he received for the last calendar year, multiplied by the number of years (or portions thereof) remaining in the employment period. Mr. Grzelecki also becomes entitled to additional pension benefits under the Pension Plan. The Company entered into an amendment to the 1989 Agreement, dated as of July 1, 1989, to: (i) conform the definition of 'change in control' to the broader definition contained in the Company's employee benefit plans; and (ii) provide that the Company would reimburse Mr. Grzelecki for any excise tax (and any income and excise tax due with respect to such reimbursement) imposed on payments made to Mr. Grzelecki in connection with a 'Change in Control' of the Company pursuant to Section 280G and Section 4999 of the Code.

     In November 1995, the Company entered into a new amended and restated agreement with Mr. Grzelecki (the '1995 Agreement') which replaced a 1994 agreement with Mr. Grzelecki but did not supersede or replace the 1989 Agreement. The 1995 Agreement provides that, when his employment by the Company ends, he will be entitled to severance rights of one year's salary as well as:
(i) medical benefits for him and his wife during their lives without cost to them in the same manner as then currently provided for active senior officers of the Company, (ii) certain adjustments of the exercise periods of outstanding stock options and (iii) subject to limitations, office space and secretarial services for a four-year period. On January 26, 1998, the Company entered into a Confirmation Agreement with Mr. Grzelecki which confirmed that both the 1989 Agreement and amendment thereto and the 1995 Agreement remained in effect and that if Mr. Grzelecki's employment terminated under circumstances entitling him to a severance payment following a Change in Control under the 1989 Agreement and amendment thereto, he would not also be entitled to a severance payment equal to one year's salary under the 1995 Agreement (although he would remain entitled to the other benefits provided by the 1995 Agreement). On February 26, 1998, the Company restated the Confirmation Agreement to provide that any dispute or controversy between the Company and Mr. Grzelecki will be settled by arbitration, and that the Company will pay any fees incurred by Mr. Grzelecki in good faith in connection with such arbitration.

     In 1996, the Company entered into an employment agreement with Robert D. LeBlanc, President of the Company (the 'LeBlanc Agreement'), which provided for a 30-month period of employment commencing on November 11, 1996 as Executive Vice President of the Company (Mr. LeBlanc was appointed President of the Company in July 1997). Mr. LeBlanc received a signing bonus of $85,000 and receives a salary under the contract of $300,000 per annum, which amount may be increased at the discretion of the Board. Mr. LeBlanc is entitled to participate in the Bonus Plan, the LTIP and the Option Plan, as well as in the SERP, the Executive Post-Retirement Life Insurance Program (the 'Life Insurance Program') and all of the Company's employee benefit plans. If the Company should terminate the LeBlanc Agreement other than for Cause or Disability (each as defined therein) or death, the Company will continue to pay Mr. LeBlanc's salary for the longer of twelve months and the remaining life of the agreement. Mr. LeBlanc will also continue to participate in the SERP, the Life Insurance Program and in all other employee benefit plans of the Company for the remainder of the employment period. If Mr. LeBlanc were to receive payments under the LeBlanc Agreement, he would not be entitled to receive any payments under the Supplemental Agreement (as hereinafter defined).

     In May 1997, the Company entered into an additional agreement (the 'Supplemental Agreement') with Mr. LeBlanc, providing that if at any time within two years following a Change in Control of the Company (as defined in the Supplemental Agreement) the Company terminates Mr. LeBlanc's employment (other than for Disability or Cause, as such terms are defined in the Supplemental Agreement), or if Mr. LeBlanc terminates his employment for Good Reason (as defined in the Supplemental Agreement), Mr. LeBlanc will be entitled to receive a lump sum cash payment equal to one year's base salary, and to receive, for twelve months following his termination of employment, life, medical and dental insurance benefits substantially similar to those which he was receiving immediately prior to the notice of termination given with respect to such termination. The Supplemental Agreement also provides that if any payment made to Mr. LeBlanc under the Supplemental Agreement is subject to the excise tax provisions of Section 280G or Section 4999 of the Code, the Company will reduce such payment to the extent necessary to avoid such payment being subject to such excise tax. On February 26, 1998, the Company amended the Supplemental Agreement to provide that any dispute or controversy between the Company and Mr. LeBlanc will be settled by arbitration, and that the Company will pay any fees incurred by Mr. LeBlanc in good faith in connection with such arbitration.

     In May 1997, the Company also entered into certain agreements (the 'Change in Control Agreements'), with each of Paul E. Dixon, Senior Vice President, General Counsel and Secretary of the Company, Robert F. Burlinson, Vice President and Treasurer of the Company and Dennis C. Kelly, Controller of the Company, and in February 1998, entered into a Change in Control Agreement with Dennis R. Kuhns, Corporate Vice President (each, an 'Executive'), providing that if, any time within two years following a Change in Control of the Company (as defined in the Change in Control Agreements), the Company terminates the Executive's employment (other than for Disability or Cause, as such terms are defined in the Change in Control Agreements) or if the Executive terminates his employment for Good Reason (as defined in the Change in Control Agreements), the Executive will be entitled to receive a lump sum cash payment equal to one year's base salary, and to receive, for twelve months following the Executive's termination of employment, life, medical and dental insurance benefits substantially similar to those which the Executive was receiving immediately prior to the notice of termination given with respect to such termination. Each Change in Control Agreement also provides that if any payment made to the Executive under the Executive's Change in Control Agreement is subject to the excise tax provisions of Section 280G and Section 4999 of the Code, the Company will reduce such payment to the extent necessary to avoid such payment being subject to such excise tax. On February 26, 1998, the Company amended and restated each Change in Control Agreement to conform the definition of 'Change in Control' to the broader definition contained in the Company's employee benefits plans and to provide that any dispute or controversy between the Company and an Executive will be settled by arbitration (and that the Company will pay any fees incurred by such Executive in good faith in connection with such arbitration). At the February 26, 1998 meeting of the Compensation Committee of the Board of Directors, the Compensation Committee resolved to amend Mr. Dixon's Change in Control Agreement to provide for a bonus equal to $250,000 to be paid to Mr. Dixon within three business days following a Change in Control (as defined in Mr. Dixon's Change in Control Agreement).

     In 1986, the Company entered into an agreement with Robert M. Thompson (the 'Thompson Agreement'), providing for the employment of Mr. Thompson at an annual base salary, currently set at $175,000, as well as participation in the Bonus Plan, the Pension Plan and the other employee benefit and insurance plans of the Company. The Thompson Agreement also provides that if, after a Change in Control of the Company (as defined in the Thompson Agreement), Mr. Thompson's position, duties, responsibilities, status with the Company, base salary, employee benefits or location are changed in a manner materially adverse to Mr. Thompson's interest, then he may designate such change as an event which 'triggers' a three-year period of guaranteed employment by the Company. If the Company terminates Mr. Thompson without cause within such three-year period, or if Mr. Thompson elects to terminate his employment for any reason, the Company is obligated to pay Mr. Thompson a lump sum amount equal to the sum of (i) the base salary he would receive to the end of the employment period and (ii) an amount equal to the bonus payment he received for the last calendar year, multiplied by the number of years (or portions thereof) remaining in the employment period. Mr. Thompson also becomes entitled to continued participation in the Company's medical and accident insurance programs for the three years after the change in control as well as additional pension benefits under the Pension Plan. In December 1988, the Board authorized amendments to the Thompson Agreement to (i) conform the definition of 'change in control' to the broader definition contained in the Company's employee benefit plans; and (ii) provide that the Company reimburse Mr. Thompson for any excise tax (and any income and excise tax due with respect to such reimbursement) imposed on payments made to him in connection with a change in control of the Company pursuant to Section 280G and Section 4999 of the Code. On February 26, 1998, the Company amended the Thompson Agreement to provide that any dispute or controversy between the Company and Mr. Thompson will be settled by arbitration, and that the Company will pay any fees incurred by Mr. Thompson in good faith in connection with such arbitration.

     For certain information with respect to payments that may be required to be made to senior executives of the Company pursuant to the foregoing agreements in connection with the consummation of the Offer, the Merger and other transactions contemplated by the Merger Agreement, see the attached Schedule 14D-9 of the Company.

COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

     Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and persons who own more than 10% of the issued and outstanding Shares, to file with the SEC and the New York Stock Exchange initial reports of ownership and reports of changes in beneficial ownership of Common Stock and other equity securities of the Company, officers, directors and greater than 10% shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

     To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company and written representations that no other reports were required, all Section 16(a) filing requirements applicable to the officers, directors and greater than 10% beneficial owners were complied with during 1997, other than Dr. Elliot Sussman, who inadvertently filed a late Form 4 on February 3, 1998.

                                EXHIBIT INDEX

 EXHIBIT
  NUMBER    DESCRIPTION
----------  --------------------------------------------------------------------------------------------------------
    1.       --   Confidentiality Agreement, dated as of February 28, 1998, between the Company and WHX Corporation.
    2.       --   Agreement and Plan of Merger, dated as of March 1, 1998, by and among WHX Corporation, HN
                  Acquisition Corp. and the Company.
    3.       --   Amendment, dated as of March 1, 1998, to the Rights Agreement, dated as of January 27, 1989, as amended as of April 25, 1996 and October 22, 1996.
    4.       --   Agreement dated as of May 1, 1989 between the Company and Richard N. Daniel.
    5.       --   Amendment to Agreement dated as of May 1, 1989 between the Company and Richard N. Daniel approved by the Company's Board of Directors on May 11, 1993.
    6.       --   Amendment to Agreement dated as of May 1, 1989 between the Company and Richard N. Daniel approved by the Company's Board of Directors on September 28, 1995.
    7.       --   Restated Amendment to Agreement with Richard N. Daniel, dated February 26, 1998.
    8.       --   Executive Agreement, dated as of July 1, 1989, between the Company and Frank E. Grzelecki.
    9.       --   Amendment, dated as of July 1, 1989, to Agreement, dated as of July 1, 1989 between the Company and Frank E. Grzelecki.
   10.       --   Amended and Restated Agreement, dated as of November 3, 1995, between the Company and Frank E.
                  Grzelecki.
   11.       --   Restated Confirmation Agreement with Frank E. Grzelecki, dated February 26, 1998.
   12.       --   Employment Agreement, dated as of October 22, 1996, between the Company and Robert D. LeBlanc.
   13.       --   Supplemental Agreement, dated as of May 14, 1997, between the Company and Robert D. LeBlanc.
   14.       --   Amendment, dated February 26, 1998, to Supplemental Agreement with Robert D. LeBlanc.
   15.       --   Amended and Restated Agreement with Paul E. Dixon, dated February 26, 1998.
   16.       --   Amended and Restated Agreement with Robert F. Burlinson, dated February 27, 1998.
   17.       --   Amended and Restated Agreement with Dennis C. Kelly, dated February 26, 1998.
   18.       --   Amended and Restated Agreement with Dennis R. Kuhns, dated February 26, 1998.
   19.       --   Form of Executive Agreement dated as of September 2, 1986, between the Company and Robert M.
                  Thompson.
   20.       --   Amendment to the Form of Executive Agreement approved in December 1988.
   21.       --   Amendment dated February 26, 1998 to Executive Agreement with Robert M. Thompson.
   22.       --   Amended and Restated Supplemental Executive Retirement Plan as of January 1, 1998, approved on
                  February 26, 1998.
   23.       --   Handy & Harman Supplemental Executive Plan.
   24.       --   Handy & Harman Executive Post-Retirement Life Insurance Program.
   25.       --   Handy & Harman Management Incentive Plan-Corporate Group.
   26.       --   Amendment to Management Incentive Plan, approved January 22, 1998.
   27.       --   Handy & Harman Outside Director Stock Option Plan.
   28.       --   Handy & Harman 1988 Long-Term Incentive Plan.
   29.       --   Amendment to Handy & Harman 1988 Long-Term Incentive Plan approved in December 1988.

   30.       --   Amendment to Handy & Harman 1988 Long-Term Incentive Plan approved in June 1989.
   31.       --   Amendment to Long-Term Incentive Plan approved January 22, 1998.
   32.       --   Handy & Harman 1982 Stock Option Plan.
   33.       --   Amendment to Handy & Harman 1982 Stock Option Plan.
   34.       --   Subsidiary, Division, Group or Unit Management Incentive Plan, as amended and restated on December
                  15, 1994.
   35.       --   Handy & Harman Deferred Fee Plan for Directors, as amended and restated on December 15, 1994, effective as of January 1, 1995.
   36.       --   Handy & Harman Long-Term Incentive Stock Option Plan.
   37.       --   Handy & Harman 1995 Omnibus Stock Incentive Plan.
   38.       --   Letter to Shareholders, dated March 6, 1998.*
   39.       --   Text of Joint Press Release issued by the Company and WHX Corporation, dated March 2, 1998.
   40.       --   Opinion of Goldman, Sachs & Co., dated March 1, 1998.*
   41.       --   Complaint filed in action entitled William Steiner, individually and on behalf of all other shareholders similarly situated v. Handy & Harman et al.
   42.       --   Complaint filed in action entitled Harbor Finance Partners, on behalf of itself and all other shareholders similarly situated v. Handy & Harman et al.

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* Included in copies of the Schedule 14D-9 mailed to shareholders.